EXHIBIT 99.2

Consolidated financial statements of

Intellipharmaceutics
International Inc.

November 30, 2020, 2019 and 2018

Intellipharmaceutics International Inc.
November 30, 2020, 2019 and 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Intellipharmaceutics International Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Intellipharmaceutics International Inc. and its subsidiaries (the “Company”) as of November 30, 2020 and 2019, and the related consolidated statements of operations and comprehensive loss, shareholders’ equity (deficiency), and cash flows for each of the years in the three year period ended November 30, 2020, and the related notes (collectively referred to as the consolidated financial statements).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of November 30, 2020 and 2019, and the results of its consolidated operations and its consolidated cash flows for each of the years in the three year period ended November 30, 2020, in conformity with accounting principles generally accepted in the United States of America (US GAAP).

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Change in Accounting Principle

As discussed in Note 3(t) of the consolidated financial statements, the Company has changed its method of accounting for leases as of December 1, 2019 due to the adoption of ASC 842 Leases.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

 /s/ MNP LLP

Chartered Professional Accountants
Licensed Public Accountants

We have served as the Company’s auditor since 2016.

Toronto, Canada
February 28, 2021

Intellipharmaceutics International Inc.
Consolidated balance sheets
As at
(Stated in U.S. dollars)
		November 30,	November 30,
		2020	2019
		$	$
Assets
Current
Cash		202,046	64,622
Trade and other receivables, net		566,384	177,202
Investment tax credits		482,135	775,736
Prepaid expenses, sundry and other assets		115,750	156,616
Inventory (Note 3)		112,672	349,131
		1,478,987	1,523,307

Property and equipment, net (Note 5)		1,770,137	2,273,406
Right-of-use asset (Note 9)		137,931	-
		3,387,055	3,796,713

Liabilities
Current
Accounts payable		4,103,966	3,757,018
Accrued liabilities (Note 6)		1,780,272	927,698
Employee costs payable (Note 8)		1,665,236	893,864
Operating lease liability (Note 9)		157,110	-
Income tax payable (Note 15)		38,511	5,678
Promissory notes payable (Note 7)		163,758	159,863
Convertible debentures (Note 7)		1,791,791	1,744,813
		9,700,644	7,488,934

		9,700,644	7,488,934

Shareholders' deficiency
Capital stock (Note 10)
Authorized
Unlimited common shares without par value
Unlimited preference shares
Issued and outstanding
23,678,105 common shares		46,144,402	45,561,222
(November 30, 2019 - 22,085,856)
Additional paid-in capital		44,354,138	44,167,721
Accumulated other comprehensive income		284,421	284,421
Accumulated deficit		(97,096,550)	(93,705,585)
		(6,313,589)	(3,692,221)
Contingencies (Note 16)
		3,387,055	3,796,713

On behalf of the Board:

/s/ Dr. Isa Odidi /s/ Bahadur Madhani
Dr. Isa Odidi, Chairman of the Board	Bahadur Madhani, Director

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.
Consolidated statements of operations and comprehensive loss
For the years ended November 30, 2020, 2019 and 2018
(Stated in U.S. dollars)
	2020	2019	2018
	$	$	$
Revenue
Licensing (Note 3)	1,401,517	1,114,031	1,370,607
Up-front fees (Note 3)	-	2,366,485	342,124
	1,401,517	3,480,516	1,712,731

Cost of good sold
Cost of goods sold	-	33,068	124,870

Gross Margin	1,401,517	3,447,448	1,587,861

Expenses
Research and development	3,517,018	6,608,794	10,827,293
Selling, general and administrative	2,147,432	4,167,801	3,476,450
Depreciation (Note 5)	415,375	505,803	610,384
	6,079,825	11,282,398	14,914,127

Loss from operations	(4,678,308)	(7,834,950)	(13,326,266)

Net foreign exchange (loss) gain	(168,568)	(25,498)	8,592
Interest income	-	13,535	227
Interest expense	(969,653)	(247,516)	(255,231)
Financing cost (Note 10)	-	-	(174,802)
Gain on settlement of convertible debt (Note 7)	-	4,419	-
Gain on settlement (Note 17)	2,500,000	-	-
Loss on disposal of property and equipment	(41,603)	-	-
Net loss before income taxes	(3,358,132)	(8,090,010)	(13,747,480)

Provision for income taxes (Note 15)
Current tax expense	32,833	5,678	-
Deferred tax recovery	-	(11,042)	-
Net loss and comprehensive loss	(3,390,965)	(8,084,646)	(13,747,480)

Loss per common share, basic and diluted	(0.14)	(0.37)	(2.89)

Weighted average number of common
shares outstanding, basic and diluted	23,561,949	21,580,059	4,762,274

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.
Consolidated statements of shareholders' equity (deficiency)
For the years ended November 30, 2020, 2019 and 2018
(Stated in U.S. dollars)
				Accumulated		Total
		Capital	Additional	other		shareholders'
		stock	paid-in	comprehensive	Accumulated	equity
	Number	amount	capital	income	deficit	(deficiency)
		$	$	$	$	$
Balance, November 30, 2017	3,470,451	35,290,034	36,685,387	284,421	(71,873,459)	386,383
DSU's to non-management board members (Note 12)	-	-	7,565	-	-	7,565
Stock options to employees (Note 11)	-	-	927,686	-	-	927,686
Proceeds from issuance of shares and warrants (Note 10 & 14)	3,658,564	5,993,472	13,651,434	-	-	19,644,906
Proceeds from exercise of Pre-Funded warrants (Note 14)	11,123,334	4,012,528	(3,901,275)			111,253
Shares to be issued from exercise of Pre-Funded warrants (Note 14)	-	371,551	(361,251)			10,300
Cost of warrants issued to placement agent (Note 14)	-	(602,981)	602,981	-	-	-
Share issuance cost (Note 10)	-	(736,652)	(2,568,321)	-	-	(3,304,973)
Beneficial conversion feature related to Debenture (Note 7)	-	-	66,667	-	-	66,667
Net loss	-	-	-	-	(13,747,480)	(13,747,480)
Rounding of fractional shares after consolidation (Note 2)	(106)	-	-	-	-	-
Balance, November 30, 2018	18,252,243	44,327,952	45,110,873	284,421	(85,620,939)	4,102,307
Stock options to employees (Note 11)	-	-	264,568	-	-	264,568
Shares issued upon exercise of 2018 Pre-Funded Warrants (Note 14)	3,823,334	1,007,658	(979,705)	-	-	27,953
Shares issued upon exercise of DSUs (Note 12)	10,279	225,612	(225,612)	-	-	-
Beneficial conversion feature related to Debentures (Note 7)	-	-	8,639	-	-	8,639
Deferred tax expense related to beneficial conversion feature (Note 15)	-	-	(11,042)	-	-	(11,042)
Net loss	-	-	-	-	(8,084,646)	(8,084,646)
Balance, November 30, 2019	22,085,856	45,561,222	44,167,721	284,421	(93,705,585)	(3,692,221)
Stock options to employees (Note 11)	-	-	71,645	-	-	71,645
Shares issued upon exercise of 2018 Pre-Funded Warrants (Note 14)	1,592,249	583,180	(583,180)	-	-	-
Beneficial conversion feature related to Debentures (Note 7)	-	-	697,952	-	-	697,952
Net loss	-	-	-	-	(3,390,965)	(3,390,965)
Balance, November 30, 2020	23,678,105	46,144,402	44,354,138	284,421	(97,096,550)	(6,313,589)

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.
Consolidated statements of cash flows
For the years ended November 30, 2020, 2019 and 2018
(Stated in U.S. dollars)
	2020	2019	2018
	$	$	$
Net loss	(3,390,965)	(8,084,646)	(13,747,480)
Items not affecting cash
Depreciation (Note 5)	415,375	506,685	612,736
Financing cost	-	-	174,802
Provision for doubtful debts (Note 4)	-	(66,849)	-
Stock-based compensation (Note 11)	71,645	264,568	927,686
Deferred share units (Note 12)	-	-	7,565
Accreted interest on convertible debentures (Note 7)	744,930	54,469	66,560
Gain on settlement of convertible debt (Note 7)	-	(4,419)	-
Deferred income tax recovery (Note 15)	-	(11,042)	-
Write-down of inventory (Note 3)	236,459	-	-
Write-down of investment tax credits	233,377	-	-
Loss on disposal of property and equipment	41,603	-	-
Non-cash lease expense	19,855	-	-
Unrealized foreign exchange loss	62,658	57,189	52,613

Change in non-cash operating assets & liabilities
Accounts receivable	(389,182)	61,861	450,556
Investment tax credits	60,244	223,113	(362,360)
Inventory	-	(97,480)	(135,984)
Prepaid expenses, sundry and other assets	40,866	430,178	(361,702)
Accounts payable, accrued liabilities and employee costs payable	1,970,896	2,359,518	106,048
Operating lease liability	(38,486)	-	-
Income tax payable	32,833	5,678	-
Deferred revenue (Note 3)	-	(2,362,500)	(300,000)
Cash flows provided from (used in) operating activities	112,108	(6,663,677)	(12,508,960)

Financing activities
Repayment of principal on convertible debentures (Note 7)	-	(461,920)	-
Proceeds from promissory notes payable (Note 7)	-	159,863	-
Proceeds from shares to be issued from exercise of Pre-Funded Warrants (Note 14)	-	-	10,300
Proceeds from issuance of shares and warrants (Note 10 and 14)	-	-	19,644,906
Proceeds from issuance of shares on exercise of warrants (Note 14)	-	27,953	111,253
Debenture financing, net (Note 7)	-	375,000	500,000
Offering costs	-	-	(2,911,505)
Cash flows provided from financing activities	-	100,896	17,354,954

Investing activity
Sale of property and equipment (Note 5)	29,191	-	-
Purchase of property and equipment (Note 5)	(3,875)	(14,474)	(101,178)
Cash flows provided from (used in) investing activities	25,316	(14,474)	(101,178)

Increase (decrease) in cash	137,424	(6,577,255)	4,744,816
Cash, beginning of year	64,622	6,641,877	1,897,061
Cash, end of year	202,046	64,622	6,641,877

Supplemental cash flow information
Interest paid	-	139,787	209,675
Taxes paid	-	-	-

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2020, 2019 and 2018
(Stated in U.S. dollars)

1.
Nature of operations

Intellipharmaceutics International Inc. (the “Company”) is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs.

On October 22, 2009, IntelliPharmaCeutics Ltd. (“IPC Ltd“) and Vasogen Inc. completed a court approved plan of arrangement and merger (the “IPC Arrangement Agreement”), resulting in the formation of the Company, which is incorporated under the laws of Canada. The Company’s common shares are traded on the Toronto Stock Exchange (“TSX”) and the OTCQB Venture Market.

The Company earns revenue from non-refundable upfront fees, milestone payments upon achievement of specified research or development, exclusivity milestone payments and licensing and cost-plus payments on sales of resulting products. In November 2013, the U.S. Food and Drug Administration (“FDA”) granted the Company final approval to market the Company’s first product, the 15 mg and 30 mg strengths of the Company’s generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules. In 2017, the FDA granted final approval for the remaining 6 (six) strengths, all of which have been launched. In May 2017, the FDA granted the Company final approval for its second commercialized product, the 50, 150, 200, 300 and 400 mg strengths of generic Seroquel XR® (quetiapine fumarate extended release) tablets, and the Company commenced shipment of all strengths that same month. In November 2018, the FDA granted the Company final approval for its venlafaxine hydrochloride extended-release capsules in the 37.5, 75, and 150 mg strengths.

Going concern

The consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for the next twelve months. The Company has incurred losses from operations since inception and has reported losses of $3,390,965 for the year ended November 30, 2020 (2019 – $8,084,646; 2018 – $13,747,480) and has an accumulated deficit of $97,096,550 as at November 30, 2020 (November 30, 2019 - $93,705,585). The Company has a working capital deficiency of $8,221,657 as at November 30, 2020 (November 30, 2019 – working capital deficiency of $5,965,627). The Company has funded its research and development (“R&D”) activities principally through the issuance of securities, loans from related parties, funds from the IPC Arrangement Agreement, and funds received under development agreements. There is no certainty that such funding will be available going forward. These conditions raise substantial doubt about its ability to continue as a going concern and realize its assets and pay its liabilities as they become due.

In order for the Company to continue as a going concern and fund any significant expansion of its operation or R&D activities, the Company will require significant additional capital. Although there can be no assurances, such funding may come from revenues from the sales of the Company’s generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules, from revenues from the sales of the Company’s generic Seroquel XR® (quetiapine fumarate extended-release) tablets and from potential partnering opportunities. Other potential sources of capital may include payments from licensing agreements, cost savings associated with managing operating expense levels, other equity and/or debt financings, and/or new strategic partnership agreements which fund some or all costs of product development. The Company’s ultimate success will depend on whether its product candidates receive the approval of the FDA, Health Canada, and the regulatory authorities of the other countries in which its products are proposed to be sold and whether it is able to successfully market approved products. The Company cannot be certain that it will receive FDA, Health Canada, or such other regulatory approval for any of its current or future product candidates, or that it will reach the level of sales and revenues necessary to achieve and sustain profitability, or that the Company can secure other capital sources on terms or in amounts sufficient to meet its needs, or at all.

The availability of equity or debt financing will be affected by, among other things, the results of the Company’s R&D, its ability to obtain regulatory approvals, its success in commercializing approved products with its commercial partners and the market acceptance of its products, the state of the capital markets generally, the delisting from Nasdaq (as defined below), strategic alliance agreements, and other relevant commercial considerations.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2020, 2019 and 2018
(Stated in U.S. dollars)

1.
Nature of operations (continued)

Going concern (continued)

In addition, if the Company raises additional funds by issuing equity securities, its then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require the Company to agree to operating and financial covenants that would restrict its operations. In the event that the Company does not obtain sufficient additional capital, it will raise substantial doubt about the Company’s ability to continue as a going concern, realize its assets and pay its liabilities as they become due. The Company’s cash outflows are expected to consist primarily of internal and external R&D, legal and consulting expenditures to advance its product pipeline and selling, general and administrative expenses to support its commercialization efforts. Depending upon the results of the Company’s R&D programs, the impact of the litigation against the Company and the availability of financial resources, the Company could decide to accelerate, terminate, or reduce certain projects, or commence new ones. Any failure on its part to successfully commercialize approved products or raise additional funds on terms favorable to the Company or at all, may require the Company to significantly change or curtail its current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in the Company not taking advantage of business opportunities, in the termination or delay of clinical trials or the Company not taking any necessary actions required by the FDA or Health Canada for one or more of the Company’s product candidates, in curtailment of the Company’s product development programs designed to identify new product candidates, in the sale or assignment of rights to its technologies, products or product candidates, and/or its inability to file Abbreviated New Drug Applications (“ANDAs”), Abbreviated New Drug Submissions (“ANDSs”) or New Drug Applications (“NDAs”) at all or in time to competitively market its products or product candidates.

The consolidated financial statements do not include any adjustments that might result from the outcome of uncertainties described above. If the going concern assumption no longer becomes appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying values of assets and liabilities, the reported expenses and the balance sheet classifications used. Such adjustments could be material.

2.
Basis of presentation

(a) Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned operating subsidiaries, IPC Ltd., Intellipharmaceutics Corp. (“IPC Corp”), and Vasogen Corp.

References in these consolidated financial statements to share amounts, per share data, share prices, exercise prices and conversion rates have been adjusted to reflect the effect of the 1-for-10 reverse stock split (known as a share consolidation under Canadian law) (the “reverse split”) which became effective on each of The Nasdaq Stock Market LLC (“Nasdaq”) and TSX at the opening of the market on September 14, 2018. The term “share consolidation” is intended to refer to such reverse split and the terms “pre-consolidation” and “post-consolidation” are intended to refer to “pre-reverse split” and “post-reverse split”, respectively.

In September 2018, the Company announced the reverse split. At a special meeting of the Company’s shareholders held on August 15, 2018, the Company’s shareholders granted the Company’s Board of Directors discretionary authority to implement a share consolidation of the issued and outstanding common shares of the Company on the basis of a share consolidation ratio within a range from five (5) pre-consolidation common shares for one (1) post-consolidation common share to fifteen (15) pre-consolidation common shares for one (1) post-consolidation common share. The Board of Directors selected a share consolidation ratio of ten (10) pre-consolidation shares for one (1) post-consolidation common share. On September 12, 2018, the Company filed an amendment to the Company’s articles ("Articles of Amendment") to implement the 1-for-10 reverse split.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2020, 2019 and 2018
(Stated in U.S. dollars)

2.
Basis of presentation (continued)

(a)
Basis of consolidation (continued)

The Company’s common shares began trading on each of Nasdaq and TSX on a post-split basis under the Company’s existing trade symbol “IPCI” at the opening of the market on September 14, 2018. In accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), the change has been applied retroactively.

These consolidated financial statements have been prepared using the same accounting policies and methods as those used by the Company in the annual audited consolidated financial statements for the year ended November 30, 2019 except for the adoption of Accounting Standards Update (“ASU”) No. 2016-02, Leases (“ASC 842”), as further discussed below in Note 3.

All inter-company accounts and transactions have been eliminated on consolidation.

(b)
Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

Areas where significant judgment is involved in making estimates are the determination of the functional currency; the fair values of financial assets and liabilities; the determination of units of accounting for revenue recognition; the accrual of licensing and milestone revenue; and forecasting future cash flows for assessing the going concern assumption.

In December 2019, there was a global outbreak of COVID-19 (coronavirus), which has had a significant impact on businesses through the restrictions put in place by the national, provincial and municipal governments around the world regarding travel, business operations and isolation and quarantine orders. As COVID-19 has spread, the Company and its third party contractors have had to ask employees to temporarily work from home, which could adversely impact the productivity of the Company’s workforce or the workforce of third parties which the Company relies on for supplies and services required for operations. The Company has also made arrangements for its employees to work under a workshare program. Any disruption of suppliers would likely impact the Company’s ability to conduct R&D and commercial operations, and ultimately materially adversely affect operating results. The extent to which COVID-19 impacts results will depend on future developments, which are highly uncertain and cannot be predicted, including the duration of the outbreak, new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others.

3.
Significant accounting policies

(a)
Cash and cash equivalents

The Company considers all highly liquid securities with an original maturity of three months or less to be cash equivalents. Cash equivalent balances consist of bankers’ acceptances and bank accounts with variable market rates of interest. The financial risks associated with these instruments are minimal and the Company has not experienced any losses from investments in these securities. The carrying amount of cash approximates its fair value due to its short-term nature.

As at November 30, 2020 and 2019, the Company had no cash equivalents.

(b)
Accounts receivable

The Company reviews its sales and accounts receivable aging and determines whether an allowance for doubtful accounts is required.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2020, 2019 and 2018
(Stated in U.S. dollars)

3.
Significant accounting policies (continued)

(c)
Financial instruments

The Company evaluates all of its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are classified as liabilities, the derivative instrument is initially recorded at its fair value using the appropriate valuation methodology and is then re-valued at each reporting date, with changes in the fair value reported in the consolidated statements of operations and comprehensive loss.
(d)
Investment tax credits

The investment tax credits (“ITC") receivable are amounts considered recoverable from the Canadian federal and provincial governments under the Scientific Research & Experimental Development (“SR&ED”) incentive program. The amounts claimed under the program represent the amounts based on management estimates of eligible research and development costs incurred during the year. Realization is subject to government approval. Any adjustment to the amounts claimed will be recognized in the year in which the adjustment occurs. Refundable ITCs claimed relating to capital expenditures are credited to property and equipment. Refundable ITCs claimed relating to current expenditures are netted against research and development expenditures.

(e)
Property and equipment

Property and equipment are recorded at cost. Equipment acquired under capital leases are recorded net of imputed interest, based upon the net present value of future payments. Assets under capital leases are pledged as collateral for the related lease obligation. Repairs and maintenance expenditures are charged to operations; major betterments and replacements are capitalized. Depreciation bases and rates are as follows:

Assets	Basis	Rate

Computer equipment	Declining balance	30%
Computer software	Declining balance	50%
Furniture and fixtures	Declining balance	20%
Laboratory equipment	Declining balance	20%
Leasehold improvements	Straight line	Over term of lease

Leasehold improvements and assets acquired under capital leases are depreciated over the term of their useful lives or the lease period, whichever is shorter. The charge to operations resulting from depreciation of assets acquired under capital leases is included with depreciation expense.

(f)
Impairment of long-lived assets

Long-lived assets are reviewed for impairment when events or circumstances indicate that the carrying value of an asset may not be recoverable. For assets that are to be held and used, impairment is recognized when the sum of estimated undiscounted cash flows associated with the asset or group of assets is less than its carrying value. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value.

(g)
Warrants

The Company previously issued warrants as described in Notes 10 and 14. In fiscal 2013, the outstanding warrants were presented as a liability because they did not meet the criteria of Accounting Standard Codification (“ASC”) topic 480 Distinguishing Liabilities from Equity for equity classification. Subsequent changes in the fair value of the warrants were recorded in the consolidated statements of operations and comprehensive loss. The Company changed its functional currency effective December 1, 2013 such that these warrants met the criteria for prospective equity classification in ASC topic 480, and the U.S. dollar translated amount of the warrant liability at December 1, 2013 became the amount reclassified to equity.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2020, 2019 and 2018
(Stated in U.S. dollars)

3.
Significant accounting policies (continued)

(h)
Convertible debentures

In fiscal year 2013, the Company issued an unsecured convertible debenture in the principal amount of $1,500,000 (the “2013 Debenture”). At issuance, the conversion option was bifurcated from its host contract and the fair value of the conversion option was characterized as an embedded derivative upon issuance as it met the criteria of ASC topic 815 Derivatives and Hedging. Subsequent changes in the fair value of the embedded derivative were recorded in the consolidated statements of operations and comprehensive loss. The proceeds received from the 2013 Debenture less the initial amount allocated to the embedded derivative were allocated to the liability and were accreted over the life of the 2013 Debenture using the effective rate of interest. The Company changed its functional currency effective December 1, 2013 such that the conversion option no longer met the criteria for bifurcation and was prospectively reclassified to shareholders’ equity under ASC Topic 815 at the U.S. dollar translated amount at December 1, 2013.

On September 10, 2018, the Company completed a private placement financing (the “2018 Debenture Financing”) of an unsecured convertible debenture in the principal amount of $500,000 (the “2018 Debenture”). At issuance, the conversion price was lower than the market share price, and the value of the beneficial conversion feature related to the 2018 Debenture was allocated to Additional paid-in capital in the consolidated statements of shareholders’ equity (deficiency).

On April 4, 2019, a tentative approval from TSX was received for a proposed refinancing of the 2013 Debenture subject to certain conditions being met. As a result of the proposed refinancing, the principal amount owing under the 2013 Debenture was refinanced by a new debenture (the “May 2019 Debenture”). On May 1, 2019, the May 2019 Debenture was issued with a principal amount of $1,050,000, that will mature on November 1, 2019, bear interest at a rate of 12% per annum and be convertible into 1,779,661 common shares of the Company at a conversion price of $0.59 per common share. At issuance, the conversion option was not characterized as an embedded derivative as it did not meet the criteria of ASC topic 815 Derivatives and Hedging. Also, at issuance, as the conversion price was higher than the market share price, conversion option was not bifurcated from its host contract and the total value of the convertible debenture was recognized as a liability.

On August 26, 2019, the Company issued an unsecured convertible debenture in the principal amount of $140,800 (the “August 2019 Debenture”). At issuance, the conversion price was lower than the market share price, and the value of the beneficial conversion feature related to the August 2019 Debenture was allocated to Additional paid-in capital in the consolidated statements of shareholders’ equity (deficiency). In November 2019, the debt was paid in full.

On November 15, 2019, the Company issued an unsecured convertible debenture in the principal amount of $250,000 (the “November 2019 Debenture”) that will mature on December 31, 2019, bear interest at a rate of 12% per annum and be convertible into common shares of the Company at a conversion price of $0.12 per share. At issuance, the conversion price was lower than the market share price, and the value of the beneficial conversion feature related to the November 2019 Debenture was allocated to Additional paid-in capital in the consolidated statements of shareholders’ equity (deficiency).

(i)
Revenue recognition

The Company accounts for revenue in accordance with the provisions of ASC 606. Under ASC 606, the Company recognizes revenue when the customer obtains control of promised goods or services, in an amount that reflects the consideration the Company expects to receive in exchange for those goods or services. The Company recognizes revenue following the five-step model prescribed under ASC 606: (i) identify contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenues when (or as) the Company satisfies the performance obligation(s). The Company earns revenue from non-refundable upfront fees, milestone payments upon achievement of specified research or development, exclusivity milestone payments and licensing payments on sales of resulting products.

The relevant revenue recognition accounting policy is applied to each separate unit of accounting.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2020, 2019 and 2018
(Stated in U.S. dollars)

3.
Significant accounting policies (continued)

(i)
Revenue recognition (continued)

Licensing

The Company recognizes revenue from the licensing of the Company's drug delivery technologies, products and product candidates. Under the terms of the licensing arrangements, the Company provides the customer with a right to access the Company’s intellectual property with regards to the license which is granted. Revenue arising from the license of intellectual property rights is recognized over the period the Company transfers control of the intellectual property.

The Company has a license and commercialization agreement with Par Pharmaceutical Inc. (“Par”). Under the exclusive territorial license rights granted to Par, the agreement requires that Par manufacture, promote, market, sell and distribute the product. Licensing revenue amounts receivable by the Company under this agreement are calculated and reported to the Company by Par, with such amounts generally based upon net product sales and net profit which include estimates for chargebacks, rebates, product returns, and other adjustments. Licensing revenue payments received by the Company from Par under this agreement are not subject to further deductions for chargebacks, rebates, product returns, and other pricing adjustments. Based on this arrangement and the guidance per ASC 606, the Company records licensing revenue over the period the Company transfers control of the intellectual property in the consolidated statements of operations and comprehensive loss.

The Company also had a license and commercial supply agreement with Mallinckrodt LLC (“Mallinckrodt”) which provided Mallinckrodt an exclusive license to market, sell and distribute in the U.S. three drug product candidates for which the Company had ANDAs filed with the FDA, one of which (the Company’s generic Seroquel XR®) received final approval from the FDA in 2017.

Under the terms of this agreement, the Company was responsible for the manufacture of approved products for subsequent sale by Mallinckrodt in the U.S. market. Following receipt of final FDA approval for its generic Seroquel XR®, the Company began shipment of manufactured product to Mallinckrodt. The Company recorded revenue once Mallinckrodt obtained control of the product and the performance obligation was satisfied.

On April 12, 2019, Mallinckrodt and the Company mutually agreed to terminate their Commercial Supply Agreement (the “Mallinckrodt agreement”), effective no later than August 31, 2019. Under the terms of the mutual agreement, Mallinckrodt has been released from certain obligations under the agreement as of April 12, 2019. Effective August 12, 2019, the Mallinckrodt agreement was terminated.

Licensing revenue in respect of manufactured product is reported as revenue in accordance with ASC 606. Once product was sold by Mallinckrodt, the Company receives downstream licensing revenue amounts calculated and reported by Mallinckrodt, with such amounts generally based upon net product sales and net profit which includes estimates for chargebacks, rebates, product returns, and other adjustments. Such downstream licensing revenue payments received by the Company under this agreement are not subject to further deductions for chargebacks, rebates, product returns, and other pricing adjustments. Based on this agreement and the guidance per ASC 606, the Company records licensing revenue as earned on a monthly basis.

Milestones

For milestone payments that are not contingent on sales-based thresholds, the Company applies a most-likely amount approach on a contract-by-contract basis. Management makes an assessment of the amount of revenue expected to be received based on the probability of the milestone outcome. Variable consideration is included in revenue only to the extent that it is probable that the amount will not be subject to a significant reversal when the uncertainty is resolved (generally when the milestone outcome is satisfied).

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2020, 2019 and 2018
(Stated in U.S. dollars)

3.
Significant accounting policies (continued)

(i)
Revenue recognition (continued)

Research and development

Under arrangements where the license fees and research and development activities can be accounted for as a separate unit of accounting, non-refundable upfront license fees are deferred and recognized as revenue on a straight-line basis over the expected term of the Company's continued involvement in the research and development process.

Deferred revenue

Deferred revenue represents the funds received from clients, for which the revenues have not yet been earned, as the milestones have not been achieved, or in the case of upfront fees for drug development, where the work remains to be completed. During the year ended November 30, 2016, the Company received an up-front payment of $3,000,000 from Mallinckrodt pursuant to the Mallinckrodt license and commercial supply agreement, and initially recorded it as deferred revenue, as it did not meet the criteria for recognition. For the year ended November 30, 2020, the Company recognized $Nil (2019 - $2,362,500) of revenue over the remaining term of the Mallinckrodt agreement, which expired on August 12, 2019. As of November 30, 2020, the Company has recorded a deferred revenue balance of $Nil (November 30, 2019 - $Nil) due to the termination of its license and commercial supply agreement with Mallinckrodt.

(j)
Research and development costs

Research and development costs related to continued research and development programs are expensed as incurred in accordance with ASC topic 730. However, materials and equipment are capitalized and amortized over their useful lives if they have alternative future uses.

(k)
Inventory

Inventories comprise of raw materials, work in process, and finished goods, which are valued at the lower of cost or market, on a first-in, first-out basis. Cost for work in process and finished goods inventories includes materials, direct labor, and an allocation of manufacturing overhead. Market for raw materials is replacement cost, and for work in process and finished goods is net realizable value. The Company evaluates the carrying value of inventories on a regular basis, taking into account such factors as historical and anticipated future sales compared with quantities on hand, the price the Company expects to obtain for products in their respective markets compared with historical cost and the remaining shelf life of goods on hand. As of November 30, 2020, the Company had raw materials inventories of $112,672 (November 30, 2019 - $172,830), work in process of $Nil (November 30, 2019 - $73,927) and finished goods inventory of $Nil (November 30, 2019 - $102,374) relating to the Company’s generic Seroquel XR® product. During the year ended November 30, 2020, the Company wrote off raw materials inventories of $60,158 (November 30, 2019 - $Nil), work in process of $73,927 (November 30, 2019 - $Nil) and finished goods inventory of $102,374 (November 30, 2019 - $Nil). The recoverability of the cost of any pre-launch inventories with a limited shelf life is evaluated based on the specific facts and circumstances surrounding the timing of the anticipated product launch.

(l)
Income taxes

The Company uses the liability method of accounting for income taxes. Under the liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for losses and tax credit carry forwards. Significant judgment is required in determining whether deferred tax assets will be realized in full or in part. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the date of enactments. A valuation allowance is provided for the portion of deferred tax assets that is more likely than not to remain unrealized.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2020, 2019 and 2018
(Stated in U.S. dollars)

3.
Significant accounting policies (continued)

(l)
Income taxes (continued)

The Company accounts for income taxes in accordance with ASC topic 740-10. This ASC topic requires that uncertain tax positions are evaluated in a two-step process, whereby (i) the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (ii) those tax positions that meet the more likely than not recognition threshold, the Company would recognize the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the related tax authority. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The cumulative effects of the application of the provisions of ASC topic 740-10 are described in Note 15.

The Company records any interest related to income taxes in interest expense and penalties in selling, general and administrative expense.

(m)
Share issue costs

Share issue costs are recorded as a reduction of the proceeds from the issuance of capital stock.

(n)
Translation of foreign currencies

Transactions denominated in currencies other than the Company and its wholly owned operating subsidiaries’ functional currencies, monetary assets and liabilities are translated at the period end rates. Revenue and expenses are translated at rates of exchange prevailing on the transaction dates. All of the exchange gains or losses resulting from these other transactions are recognized in the consolidated statements of operations and comprehensive loss.

The functional and reporting currency of the Company and its subsidiaries is the U.S. dollar.

(o)
Stock-based compensation

The Company has a stock-based compensation plan which authorizes the granting of various equity-based incentives including stock options and restricted share units (“RSU”s). The Company calculates stock-based compensation using the fair value method, under which the fair value of the options at the grant date is calculated using the Black-Scholes Option Pricing Model, and subsequently expensed over the vesting period of the option. The provisions of the Company's stock-based compensation plans do not require the Company to settle any options by transferring cash or other assets, and therefore the Company classifies the awards as equity. Stock-based compensation expense recognized during the year is based on the value of stock-based payment awards that are ultimately expected to vest.

The Company estimates forfeitures at the time of grant and are revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The stock-based compensation expense is recorded in the consolidated statements of operations and comprehensive loss under research and development expense and under selling, general and administration expense. Note 11 provides supplemental disclosure of the Company's stock options.

(p)
Deferred Share Units

Deferred Share Units (“DSU”s) are valued based on the trading price of the Company’s common shares on the Toronto Stock Exchange. The Company records the value of the DSU’s owing to non-management board members in the consolidated statements of shareholders’ equity (deficiency).

(q)
Loss per share

Basic loss per share (“EPS”) is computed by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding. Diluted EPS reflects the potential dilution that could occur from common shares issuable through the exercise or conversion of stock options, restricted stock awards, warrants and convertible securities. In certain circumstances, the conversion of options, warrants and convertible securities are excluded from diluted EPS if the effect of such inclusion would be anti-dilutive.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2020, 2019 and 2018
(Stated in U.S. dollars)

3.
Significant accounting policies (continued)

(q)
Loss per share (continued)

The dilutive effect of stock options is determined using the treasury stock method. Stock options and warrants to purchase common shares of the Company during fiscal 2020, 2019, and 2018, respectively, were not included in the computation of diluted EPS because the Company has incurred a loss for each of the years ended November 30, 2020, 2019 and 2018 and the effect would be anti-dilutive.

(r)
Comprehensive loss

The Company follows ASC topic 220. This statement establishes standards for reporting and display of comprehensive (loss) income and its components. Comprehensive loss is net loss plus certain items that are recorded directly to shareholders' equity (deficiency). Other than foreign exchange gains and losses arising from cumulative translation adjustments, the Company has no other comprehensive loss items.

(s)
Fair value measurement

Under ASC topic 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). ASC topic 820 establishes a hierarchy for inputs to valuation techniques used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that reflect assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. There are three levels to the hierarchy based on the reliability of inputs, as follows:

●     Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

●     Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets and liabilities in markets that are not active.

●     Level 3 - Unobservable inputs for the asset or liability.

The degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

(t)
Recently adopted accounting pronouncements

On December 1, 2019, the Company adopted Accounting Standards Codification (“ASC”) Topic 842 Leases using the modified retrospective transition method, applying the new standard to all leases existing at the date of initial application. In addition, the Company elected the package of practical expedients in transition, which permitted the Company not to reassess prior conclusions about lease identification, lease classification and initial direct costs on leases that commenced prior to adoption of the new standard. The Company also elected the ongoing practical expedient not to recognize operating lease right-of-use assets and operating lease liabilities for short-term leases. As a result of adopting the new standard, the Company didn’t recognize any right-of-use (“ROU”) assets or lease liabilities in the consolidated balance sheet, as the Company only had one lease which had a term of less than 12 months on the date of adoption of Topic 842. There was no impact to opening accumulated deficit on the date of adoption.

The ROU assets are initially measured at cost and amortized using the straight-line method through the end of the lease term. The lease liabilities are measured at the present value of the lease payments that are not paid at the commencement date, discounted using the Company’s incremental borrowing rate.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2020, 2019 and 2018
(Stated in U.S. dollars)

4.
Trade and other receivables

The Company currently has no debt agreements in place whereby any amount of receivables serve as collateral. The Company has no off-balance-sheet credit exposures and has no foreclosed or repossessed assets. Trade and other receivables are carried on the consolidated balance sheets net of allowance for doubtful accounts. This provision is established based on the Company’s best estimates regarding the ultimate recovery of balances for which collection is uncertain. As at November 30, 2020, the Company has a trade and other receivables balance of $566,374 (2019 - $177,202) and an allowance for doubtful accounts of $Nil (2019 - $Nil). During the year ended November 30, 2020, the company reversed an allowance for doubtful accounts in the amount of $Nil (2019 - $66,849). Risks and uncertainties and credit quality information related to trade and other receivables have been disclosed in Note 17.

5.
Property and equipment

	Computer equipment	Computer software	Furniture and fixtures	Laboratory equipment	Leasehold improvements	Total
	$	$	$	$	$	$
Cost
Balance at November 30, 2018	627,544	156,059	172,498	5,643,945	1,441,452	8,041,498
Additions	3,790	-	-	20,308	-	24,098
Balance at November 30, 2019	631,334	156,059	172,498	5,664,253	1,441,452	8,065,596
Additions	-	-	-	3,875	-	3,875
Disposition	-	-	-	(91,769)	-	(91,769)
Balance at November 30, 2020	631,334	156,059	172,498	5,576,359	1,441,452	7,977,702

Accumulated depreciation
Balance at November 30, 2018	438,534	143,593	130,491	3,297,106	1,275,781	5,285,505
Depreciation	57,604	6,233	8,402	351,611	82,835	506,685
Balance at November 30, 2019	496,138	149,826	138,893	3,648,717	1,358,616	5,792,190
Depreciation	40,559	3,116	6,721	282,143	82,836	415,375
Balance at November 30, 2020	536,697	152,942	145,614	3,930,860	1,441,452	6,207,565

Net book value at:
November 30, 2019	135,196	6,233	33,605	2,015,536	82,836	2,273,406
November 30, 2020	94,637	3,117	26,884	1,645,499	-	1,770,137

As at November 30, 2020, there was $514,502 (November 30, 2019 - $606,271) of laboratory equipment that was not available for use and therefore, no depreciation has been recorded for such laboratory equipment. Also, during the year ended November 30, 2020, the Company returned equipment in the amount of $32,269, which was unpaid previously, and recorded loss on disposal of that equipment amounting to $11,294. The Company also sold equipment with a net book value of $59,500 for the amount of $29,191 and recognized a loss on sale of that equipment in the amount of $30,309.

As at November 30, 2020, there was $Nil (November 30, 2019 - $9,624) unpaid balance for purchased equipment. During the year ended November 30, 2020, the Company recorded depreciation expense within cost of goods sold in the amount of $Nil (November 30, 2019 - $882; November 30, 2018 - $2,352).

Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Impairment is assessed by comparing the carrying amount of an asset with the sum of the undiscounted cash flows expected from its use and disposal, and as such requires the Company to make significant estimates on expected revenues from the commercialization of its products and services and the related expenses. The Company records a write-down for long-lived assets which have been abandoned and do not have any residual value. For the year ended November 30, 2020, the Company recorded a $Nil write-down of long-lived assets (2019 - $Nil; 2018 - $Nil).

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2020, 2019 and 2018
(Stated in U.S. dollars)

6.
Accrued liabilities

	November 30,	November 30,
	2020	2019
	$	$
Professional fees	144,866	220,754
Board of Directors fees	230,812	115,885
Litigation settlement fee (Note 16)	600,000	400,000
Interest	266,498	60,019
Other	538,096	131,040
	1,780,272	927,698

7.
Convertible debentures and promissory notes payable

(a)
Convertible debentures

Amounts due to the related parties are payable to two shareholders who are also officers and directors of the Company.

	November 30,	November 30,
	2020	2019
Convertible debenture payable to two directors and officers of the
Company, unsecured, 10% annual interest rate,
payable monthly (“2018 Debenture”)	$500,000	$473,442

Convertible debenture payable to two directors and officers of the
Company, unsecured, 12% annual interest rate,
payable monthly (“May 2019 Debenture”)	1,050,000	1,050,000

Convertible debenture payable to two directors and officers of the
Company, unsecured, 12% annual interest rate,
payable monthly (“November 2019 Debenture”)	241,791	221,371
	$1,791,791	$1,744,813

On January 10, 2013, the Company completed a private placement financing of the unsecured convertible 2013 Debenture in the original principal amount of $1.5 million, which was originally scheduled to mature on January 1, 2015. The 2013 Debenture bore interest at a rate of 12% per annum, payable monthly, was pre-payable at any time at the option of the Company and was convertible at any time into common shares at a conversion price of $30.00 per common share at the option of the holder. Dr. Isa Odidi and Dr. Amina Odidi, shareholders, directors and executive officers of the Company purchased the 2013 Debenture and provided the Company with the original $1.5 million of the proceeds for the 2013 Debenture.

Effective October 1, 2014, the maturity date for the 2013 Debenture was extended to July 1, 2015. Under ASC 470-50, the change in the debt instrument was accounted for as a modification of debt. The increase in the fair value of the conversion option at the date of the modification, in the amount of $126,414, was recorded as a reduction in the carrying value of the debt instrument with a corresponding increase to Additional paid-in capital. The carrying amount of the debt instrument was accreted over the remaining life of the 2013 Debenture using a 15% effective rate of interest.

Effective June 29, 2015, the July 1, 2015 maturity date for the 2013 Debenture was further extended to January 1, 2016. Under ASC 470-50, the change in the maturity date for the debt instrument resulted in an extinguishment of the original 2013 Debenture as the change in the fair value of the embedded conversion option was greater than 10% of the carrying amount of the 2013 Debenture. In accordance with ASC 470-50-40, the 2013 Debenture was recorded at fair value. The difference between the fair value of the convertible 2013 Debenture after the extension and the net carrying value of the 2013 Debenture prior to the extension of $114,023 was recognized as a loss on the statement of operations and comprehensive loss. The carrying amount of the debt instrument was accreted to the face amount of the 2013 Debenture over the remaining life of the 2013 Debenture using a 14.6% effective rate of interest.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2020, 2019 and 2018
(Stated in U.S. dollars)

7.
Convertible debentures and promissory notes payable (continued)

(a)
Convertible debentures (continued)

Effective December 8, 2015, the January 1, 2016 maturity date for the 2013 Debenture was further extended to July 1, 2016. Under ASC 470-50, the change in the debt instrument was accounted for as a modification of debt. The increase in the fair value of the conversion option at the date of the modification, in the amount of $83,101, was recorded as a reduction in the carrying value of the debt instrument with a corresponding increase to Additional paid-in capital. The carrying amount of the debt instrument was accreted over the remaining life of the 2013 Debenture using a 6.6% effective rate of interest.

Effective May 26, 2016, the July 1, 2016 maturity date for the 2013 Debenture was further extended to December 1, 2016. Under ASC 470-50, the change in the debt instrument was accounted for as a modification of debt. The increase in the fair value of the conversion option at the date of the modification, in the amount of $19,808, was recorded as a reduction in the carrying value of the debt instrument with a corresponding increase to Additional paid-in capital. The carrying amount of the debt instrument was accreted over the remaining life of the 2013 Debenture using a 4.2% effective rate of interest.

Effective December 1, 2016, the maturity date for the 2013 Debenture was further extended to April 1, 2017 and a principal repayment of $150,000 was made at the time of the extension. Under ASC 470-50, the change in the debt instrument was accounted for as a modification of debt. The increase in the fair value of the conversion option at the date of the modification, in the amount of $106,962, was recorded as a reduction in the carrying value of the debt instrument with a corresponding increase to Additional paid-in capital. The carrying amount of the debt instrument was accreted over the remaining life of the 2013 Debenture using a 26.3% effective rate of interest.

Effective March 28, 2017, the maturity date for the 2013 Debenture was further extended to October 1, 2017. Under ASC 470-50, the change in the debt instrument was accounted for as a modification of debt. The increase in the fair value of the conversion option at the date of the modification, in the amount of $113,607, was recorded as a reduction in the carrying value of the debt instrument with a corresponding increase to Additional paid-in capital. The carrying amount of the debt instrument was accreted over the remaining life of the 2013 Debenture using a 15.2% effective rate of interest.

Effective September 28, 2017, the maturity date for the 2013 Debenture was further extended to October 1, 2018. Under ASC 470-50, the change in the debt instrument was accounted for as a modification of debt. The increase in the fair value of the conversion option at the date of the modification, in the amount of $53,227, was recorded as a reduction in the carrying value of the debt instrument with a corresponding increase to Additional paid-in capital. The carrying amount of the debt instrument was accreted over the remaining life of the 2013 Debenture using a 4.9% effective rate of interest.

Effective October 1, 2018, the maturity date for the 2013 Debenture was further extended to April 1, 2019. Under ASC 470-50, the change in the debt instrument was accounted for as an extinguishment of debt. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $1,350,000 and recorded the new convertible debt at the fair value of $1,350,000, resulting in no gain or loss. The carrying amount of the debt instrument was accreted over the remaining life of the 2013 Debenture using a nominal effective rate of interest. In December 2018, a principal repayment of $300,000 was made on the 2013 Debenture to Drs. Isa and Amina Odidi.

Effective April 1, 2019, the maturity date for the 2013 Debenture was further extended to May 1, 2019. Under ASC 470-50, the change in the debt instrument was accounted for as an extinguishment of debt. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $1,050,000 and recorded the new convertible debt at the fair value of $1,050,000, resulting in no gain or loss. The carrying amount of the debt instrument was accreted over the remaining life of the 2013 Debenture using a nominal effective rate of interest.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2020, 2019 and 2018
(Stated in U.S. dollars)

7.
Convertible debentures and promissory notes payable (continued)

(a)
Convertible debentures (continued)

On April 4, 2019, a tentative approval from TSX was received for a proposed refinancing of the 2013 Debenture subject to certain conditions being met. As a result of the refinancing, the principal amount owing under the 2013 Debenture was refinanced by the May 2019 Debenture. On May 1, 2019, the May 2019 Debenture was issued in the principal amount of $1,050,000, that was originally scheduled to mature on November 1, 2019, bears interest at a rate of 12% per annum and is convertible into 1,779,661 common shares of the Company at a conversion price of $0.59 per common share. Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors, and executive officers of the Company, are the holders of the May 2019 Debenture.

Effective November 1, 2019, the maturity date for the May 2019 Debenture was extended to December 31, 2019. Under ASC 470-50, the change in the debt instrument was accounted for as an extinguishment of debt. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $1,050,000 and recorded the new convertible debt at the fair value of $1,050,000, resulting in no gain or loss. The carrying amount of the debt instrument was accreted over the remaining life of the May 2019 Debenture using a nominal effective rate of interest.

Effective December 31, 2019, the December 31, 2019 maturity date for the May 2019 Debenture was further extended to February 1, 2020. Under ASC 470-50, the change in the debt instrument was accounted for as an extinguishment of debt. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $1,050,000 and recorded the new convertible debt at the fair value of $1,050,000, resulting in no gain or loss. As the conversion price was lower than the market share price, the beneficial conversion feature valued at December 31, 2019 of $427,119 was allocated to Additional paid-in capital. Subsequently, the fair value of the May 2019 Debenture was accreted over the remaining life of the May 2019 Debenture using an effective rate of interest of 782.7%.

Effective January 31, 2020, the February 1, 2020 maturity date was further extended to March 31, 2020. Under ASC 470-50, the change in the debt instrument was accounted for as an extinguishment of debt. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $1,050,000 and recorded the new convertible debt at the fair value of $1,050,000, resulting in no gain or loss. The carrying amount of the debt instrument was accreted over the remaining life of the May 2019 Debenture using a nominal effective rate of interest.

Effective March 31, 2020, the maturity date for the May 2019 Debenture was further extended to May 15, 2020. Under ASC 470-50, the change in the debt instrument was accounted for as an extinguishment of debt. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $1,050,000 and recorded the new convertible debt at the fair value of $1,050,000, resulting in no gain or loss. The carrying amount of the debt instrument was accreted over the remaining life of the May 2019 Debenture using a nominal effective rate of interest.

Effective May 15, 2020, the maturity date for the May 2019 Debenture was further extended to June 12, 2020. Under ASC 470-50, the change in the debt instrument was accounted for as an extinguishment of debt. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $1,050,000 and recorded the new convertible debt at the fair value of $1,050,000, resulting in no gain or loss. The carrying amount of the debt instrument was accreted over the remaining life of the May 2019 Debenture using a nominal effective rate of interest.

 Effective June 12, 2020, the maturity date for the May 2019 Debenture was further extended to July 15, 2020. Under ASC 470-50, the change in the debt instrument was accounted for as an extinguishment of debt. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $1,050,000 and recorded the new convertible debt at the fair value of $1,050,000, resulting in no gain or loss. The carrying amount of the debt instrument was accreted over the remaining life of the May 2019 Debenture using a nominal effective rate of interest.

Effective July 15, 2020, the maturity date for the May 2019 Debenture was further extended to December 31, 2020. Under ASC 470-50, the change in the debt instrument was accounted for as an extinguishment of debt. At the date of extinguishment, the Company derecognized the carrying

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2020, 2019 and 2018
(Stated in U.S. dollars)

7.
Convertible debentures and promissory notes payable (continued)

(a)
Convertible debentures (continued)

amount of convertible debt of $1,050,000 and recorded the new convertible debt at the fair value of $1,050,000, resulting in no gain or loss. The carrying amount of the debt instrument is accreted over the remaining life of the May 2019 Debenture using a nominal effective rate of interest. Effective December 31, 2020, the maturity date for the May 2019 Debenture was further extended to May 31, 2021.

On September 10, 2018, the Company completed a private placement financing of the unsecured convertible 2018 Debenture in the principal amount of $0.5 million. The 2018 Debenture matured on September 1, 2020. The 2018 Debenture bore interest at a rate of 10% per annum, payable monthly, was pre-payable at any time at the option of the Company and was convertible at any time into common shares of the Company at a conversion price of $3.00 per common share at the option of the holder. Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors and executive officers of the Company provided the Company with the $0.5 million of the proceeds for the 2018 Debenture.

At issuance, as the conversion price was lower than the market share price, the beneficial conversion feature valued at September 10, 2018 of $66,667 was allocated to Additional paid-in capital. Subsequently, the fair value of the 2018 Debenture was accreted over the remaining life of the 2018 Debenture using an effective rate of interest of 7.3%. Effective September 1, 2020, the maturity date for the 2018 Debenture was further extended to November 30, 2020. Under ASC 470-50, the change in the debt instrument was accounted for as an extinguishment of debt. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $0.5 million and recorded the new convertible debt at the fair value of $0.5 million, resulting in no gain or loss. The carrying amount of the debt instrument is accreted over the remaining life of the 2018 Debenture using a nominal effective rate of interest. Effective November 30, 2020, the maturity date for the 2018 Debenture was further extended to May 31, 2021.

On August 26, 2019, the Company completed a private placement financing of the unsecured August 2019 Debenture in the principal amount of $140,800. The August 2019 Debenture was originally scheduled to mature on August 26, 2020, bore interest at a rate of 8% per annum, was pre-payable at any time at the option of the Company up to 180 days from date of issuance with pre-payment penalties ranging from 5% - 30% and was convertible at the option of the holder into common shares after 180 days at a conversion price which was equal to 75% of the market price (defined as the average of the lowest three (3) trading prices for the common shares during the twenty (20) trading day period prior to the conversion date). The Company incurred $15,800 in debt issuance costs of which $7,031 was debited to Additional paid-in capital and $8,769 was offset against the convertible debenture.

At issuance, as the conversion price was lower than the market share price, the beneficial conversion feature valued at August 26, 2019 of $62,655 was allocated to Additional paid-in capital. Subsequently, the fair value of the August 2019 Debenture was accreted over the remaining life of the August 2019 Debenture using an effective rate of interest of 77.1%.

In November 2019, the August 2019 Debenture was fully paid, and the value of the beneficial conversion feature was recalculated at settlement in the amount of $88,652, which was offset to Additional paid-in capital and $4,419 gain on settlement was recognized in the consolidated statements of operations and comprehensive loss.

On November 15, 2019, the Company completed a private placement financing of the unsecured convertible November 2019 Debenture in the principal amount of $0.25 million. The November 2019 Debenture was originally scheduled to mature on December 31, 2019. The November 2019 Debenture bore interest at a rate of 12% per annum, payable monthly, was pre-payable at any time at the option of the Company and was convertible at any time into common shares of the Company at a conversion price of $0.12 per common share at the option of the holder. Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors and executive officers of the Company provided the Company with the $0.25 million of the proceeds for the November 2019 Debenture.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2020, 2019 and 2018
(Stated in U.S. dollars)

7.
Convertible debentures and promissory notes payable (continued)

(a)
Convertible debentures (continued)

At issuance, as the conversion price was lower than the market share price, the beneficial conversion feature valued at November 15, 2019 of $41,667 was allocated to Additional paid-in capital. Subsequently, the fair value of the November 2019 Debenture was accreted over the remaining life of the November 2019 Debenture using an effective rate of interest of 152.4%.

Effective January 31, 2020, the December 31, 2019 maturity date for the November 2019 Debenture was further extended to March 31, 2020. Under ASC 470-50, the change in the debt instrument was accounted for as an extinguishment. In accordance with ASC 470-50-40-2, extinguishment transactions between related entities are treated as capital transactions. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $250,000 and recorded the new convertible debt at the fair value of $250,000, resulting in no gain or loss. As the conversion price was lower than the market share price, the beneficial conversion feature valued at January 31, 2020 of $125,000 was allocated to Additional paid-in capital. Subsequently, the fair value of the November 2019 Debenture was accreted over the remaining life of the November 2019 Debenture using an effective rate of interest of 504.4%.

Effective March 31, 2020, the maturity date for the November 2019 Debenture was further extended to May 15, 2020. Under ASC 470-50, the change in the debt instrument was accounted for as an extinguishment. In accordance with ASC 470-50-40-2, extinguishment transactions between related entities are treated as capital transactions. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $250,000 and recorded the new convertible debt at the fair value of $250,000, resulting in no gain or loss. As the conversion price was lower than the market share price, the beneficial conversion feature valued at March 31, 2020 of $20,833 was allocated to Additional paid-in capital. Subsequently, the fair value of the November 2019 Debenture was accreted over the remaining life of the November 2019 Debenture using an effective rate of interest of 72.4%.

Effective May 15, 2020, the maturity date for the November 2019 Debenture was further extended to June 12, 2020. Under ASC 470-50, the change in the debt instrument was accounted for as an extinguishment. In accordance with ASC 470-50-40-2, extinguishment transactions between related entities are treated as capital transactions. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $250,000 and recorded the new convertible debt at the fair value of $250,000, resulting in no gain or loss. As the conversion price was lower than the market share price, the beneficial conversion feature valued at May 15, 2020 of $41,667 was allocated to Additional paid-in capital. Subsequently, the fair value of the November 2019 Debenture was accreted over the remaining life of the November 2019 Debenture using an effective rate of interest of 260.9%.

Effective June 12, 2020, the maturity date for the November 2019 Debenture was further extended to July 15, 2020. Under ASC 470-50, the change in the debt instrument was accounted for as an extinguishment. In accordance with ASC 470-50-40-2, extinguishment transactions between related entities are treated as capital transactions. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $250,000 and recorded the new convertible debt at the fair value of $250,000, resulting in no gain or loss. As the conversion price was lower than the market share price, the beneficial conversion feature valued at June 12, 2020 of $41,666 was allocated to Additional paid-in capital. Subsequently, the fair value of the November 2019 Debenture was accreted over the remaining life of the November 2019 Debenture using an effective rate of interest of 211.4%.

Effective July 15, 2020, the maturity date for the November 2019 Debenture was further extended to December 31, 2020. Under ASC 470-50, the change in the debt instrument was accounted for as an extinguishment. In accordance with ASC 470-50-40-2, extinguishment transactions between related entities are treated as capital transactions. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $250,000 and recorded the new convertible debt at the fair value of $250,000, resulting in no gain or loss. As the conversion price was lower than the market share price, the beneficial conversion feature valued at July 15, 2020 of $41,667

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2020, 2019 and 2018
(Stated in U.S. dollars)

7.
Converible debenutres and promissory notes payable (continued)

(a)
Convertible debentures (continued)

was allocated to Additional paid-in capital. Subsequently, the fair value of the November 2019 Debenture is accreted over the remaining life of the November 2019 Debenture using an effective rate of interest of 40.0%. Effective December 31, 2020, the maturity date for the May 2019 Debenture was further extended to May 31, 2021.

Accreted interest expense during the year ended November 30, 2020 is $744,930 (2019 - $54,469; 2018 - $66,560) and has been included in the consolidated statements of operations and comprehensive loss. In addition, the coupon interest on the 2013 Debenture, 2018 Debenture, 2019 Debenture, August 2019 Debenture and November 2019 Debenture (collectively, the “Debentures”) for the year ended November 30, 2020 is $206,564 (2019 - $182,393; 2018 - $172,977) and has also been included in the consolidated statements of operations and comprehensive loss.

(b)
Promissory notes payable

	November 30,	November 30,
	2020	2019
	$	$
Promissory notes payable to two directors and officers
of the Company, unsecured, no annual interest
rate on the outstanding loan balance	163,758	159,863

	163,758	159,863

In September 2019, the Company issued two unsecured, non-interest bearing promissory notes, with no fixed repayment terms, in the amounts of US$6,500 and CDN$203,886, to Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors and executive officers of the Company.

8.
Employee costs payable

As at November 30, 2020, the Company had $1,665,236 (2019 - $893,864) accrued salaries, accrued vacation and severance payable to certain employees. This balance is due on demand and therefore presented as current liabilities.

9.
Lease

On December 1, 2015, the Company entered into a new lease agreement for the premises that it currently operates from, as well the adjoining property, which is owned by the same landlord, for a 5-year term with a 5-year renewal option. On June 21, 2020, the Company entered into a lease surrender agreement and vacated one of its premises on June 30, 2020. On August 20, 2020, The Company extended its lease for the premises that it currently operates from, for one year, commencing December 1, 2020, with an option to continue on a month-to-month basis after November 30, 2021. This operating lease was capitalized under ASC 842 effective on the August 20, 2020 date of extension.

The gross amounts of assets and liabilities related to operating leases were as follows:

November 30, 2020

Assets:
Operating lease right-of-use asset	$137,931

Liabilities:
Current:
Operating lease liability	$157,110

Total lease liability	$157,110

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2020, 2019 and 2018
(Stated in U.S. dollars)

9.
Lease (continued)

On adoption of ASC 842, the Company elected to apply the recognition exemption on its rental lease agreement. During the year ended November 30, 2020, the Company recognized rent expense of $119,635 in the consolidated statement of operations and comprehensive loss.

Subsequent to capitalization of the amended lease agreement under ASC 842, operating lease costs amounting to $38,486 have been recorded in selling, general and administrative expenses in the consolidated statement of operations and comprehensive loss for the year ended November 30, 2020. During the year ended November 30, 2020, lease payments of $18,631 were paid in relation to the operating lease liability.

Lease terms and discount rates are as follows:

November 30, 2020

Remaining lease term (months)	12
Estimated incremental borrowing rate	11.4%

The approximate future minimum lease payments for the operating lease as at November 30, 2020 were as follows:

November 30, 2020
Lease payments for the year ending November 30, 2021	$163,904
Less imputed interest	6,794
Present value of lease liabilities	$157,110

10.
Capital stock

Authorized, issued and outstanding

(a)
The Company is authorized to issue an unlimited number of common shares, all without nominal or par value and an unlimited number of preference shares. As at November 30, 2020, the Company had 23,678,105 (November 30, 2019 – 22,085,856) common shares issued and outstanding and no preference shares issued and outstanding. Two officers and directors of the Company owned directly and through their family holding company 578,131 (November 30, 2019 – 578,131) common shares or approximately 2.4% (November 30, 2019 – 2.6%) of the issued and outstanding common shares of the Company as at November 30, 2020.

Each common share of the Company entitles the holder thereof to one vote at any meeting of shareholders of the Company, except meetings at which only holders of a specified class of shares are entitled to vote.

Holders of common shares of the Company are entitled to receive, as and when declared by the board of directors of the Company, dividends in such amounts as shall be determined by the board.

The holders of common shares of the Company have the right to receive the remaining property of the Company in the event of liquidation, dissolution, or winding-up of the Company, whether voluntary or involuntary.

The preference shares may at any time and from time to time be issued in one or more series. The board of directors will, by resolution, from time to time, before the issue thereof, fix the rights, privileges, restrictions and conditions attaching to the preference shares of each series. Except as required by law, the holders of any series of preference shares will not as such be entitled to receive notice of, attend or vote at any meeting of the shareholders of the Company. Holders of preference shares will be entitled to preference with respect to payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, on such shares over the common shares of the Company and over any other shares ranking junior to the preference shares.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2020, 2019 and 2018
(Stated in U.S. dollars)

10.
Capital stock (continued)

Authorized, issued and outstanding (continued)

(b)
In March 2018, the Company completed two registered direct offerings of an aggregate of 883,333 common shares at a price of $6.00 per share. The Company also issued to the investors warrants to purchase an aggregate of 441,666 common shares (the “March 2018 Warrants”). The warrants became exercisable six months following the closing date, will expire 30 months after the date they became exercisable, and have an exercise price of $6.00 per common share. The Company also issued to the placement agents warrants to purchase 44,166 common shares at an exercise price of $7.50 per share (the “March 2018 Placement Agent Warrants”). The holders of March 2018 Warrants and March 2018 Placement Agent Warrants are entitled to a cashless exercise under which the number of shares to be issued will be based on the number of shares for which warrants are exercised times the difference between the market price of the common share and the exercise price divided by the market price. The March 2018 Warrants and March 2018 Placement Agent Warrants are considered to be indexed to the Company’s own stock and are therefore classified as equity under ASC topic 480 Distinguishing Liabilities from Equity.

The Company recorded $4,184,520 as the value of common shares under Capital stock and $1,115,480 as the value of the March 2018 Warrants under Additional paid-in capital in the consolidated statements of shareholders’ equity (deficiency). The Company has disclosed the terms used to value the warrants in Note 14.

The direct costs related to the issuance of the common shares and warrants were $831,357 including the cost of warrants issued to the placement agents. These direct costs were recorded as an offset against consolidated statements of shareholders’ equity (deficiency) with $656,383 being recorded under Capital stock and $174,974 being recorded under Additional paid-in capital.

(c)
In October 2018, the Company completed an underwritten public offering in the United States, resulting in the sale to the public of 827,970 Units at $0.75 per Unit, which were comprised of one common share and one warrant (the “2018 Unit Warrants”) exercisable at $0.75 per share. The Company concurrently sold an additional 1,947,261 common shares and warrants to purchase 2,608,695 common shares exercisable at $0.75 per share (the “2018 Option Warrants’) pursuant to the overallotment option exercised in part by the underwriter. The price of the common shares issued in connection with exercise of the overallotment option was $0.74 per share and the price for the warrants issued in connection with the exercise of the overallotment option was $0.01 per warrant, less in each case the underwriting discount. In addition, the Company issued 16,563,335 pre-funded units (“2018 Pre-Funded Units’), each 2018 Pre-Funded Unit consisting of one pre-funded warrant (a “2018 Pre-Funded Warrant”) to purchase one common share and one warrant (a “2018 Warrant”, and together with the 2018 Unit Warrants and the 2018 Option Warrants, the “2018 Firm Warrants”) to purchase one common share. The 2018 Pre-Funded Units were offered to the public at $0.74 each and a 2018 Pre-Funded Warrant is exercisable at $0.01 per share. Each 2018 Firm Warrant is exercisable immediately and has a term of five years and each 2018 Pre-Funded Warrant is exercisable immediately and until all 2018 Pre-Funded Warrants are exercised. The Company also issued warrants to the placement agents to purchase 1,160,314 common shares at an exercise price of $0.9375 per share (the “October 2018 Placement Agent Warrants”), which were exercisable immediately upon issuance. In aggregate, the Company issued 2,775,231 common shares, 16,563,335 2018 Pre-Funded Warrants and 20,000,000 2018 Firm Warrants in addition to 1,160,314 October 2018 Placement Agent Warrants.

The Company raised $14,344,906 in gross proceeds as part of October 2018 underwritten public offering. The Company recorded $1,808,952 as the value of common shares under Capital stock and $279,086 as the value of the 2018 Firm Warrants and $12,256,868 as the value of the 2018 Pre-Funded Warrants under Additional paid-in capital in the consolidated statements of shareholders’ equity (deficiency).

The direct costs related to the issuance of the common shares and warrants issued in October 2018 were $2,738,710 including the cost of October 2018 Placement Agent Warrants in the amount of $461,697. These direct costs were recorded as an offset against the consolidated statements of shareholders’ equity (deficiency) with $345,363 being recorded under Capital stock and $2,393,347 being recorded under Additional paid-in capital.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2020, 2019 and 2018
(Stated in U.S. dollars)

10.
Capital stock (continued)

Authorized, issued and outstanding (continued)

During the year ended November 30, 2020, 1,592,249 common shares were issued upon the exercise of 2018 Pre-Funded Warrants (2019 – 2,793,334) for proceeds of $Nil (2019 – $27,953) and the Company recorded a charge of $583,180 (2019 – $979,705) from Additional paid-in capital to common shares under Capital stock. During the year ended November 30, 2019, 1,030,000 common shares were also issued in respect of 2018 Pre-Funded Warrants which were exercised as of November 30, 2018 but for which common shares were not yet issued as of November 30, 2018. The Company has disclosed the terms used to value these warrants in Note 14.

(d)
In July 2019, the company issued 10,279 common shares due to the exercise of 10,279 Deferred Share Units. The Company recorded a charge of $225,612 from Additional paid-in capital to common shares under Capital stock.

11.
Options

All grants of options to employees after October 22, 2009 are made from the Employee Stock Option Plan (the “Employee Stock Option Plan”). The maximum number of common shares issuable under the Employee Stock Option Plan is limited to 10% of the issued and outstanding common shares of the Company from time to time, or 2,367,810 based on the number of issued and outstanding common shares as at November 30, 2020. As at November 30, 2020, 1,697,638 options are outstanding and there were 670,172 options available for grant under the Employee Stock Option Plan. Each option granted allows the holder to purchase one common share at an exercise price not less than the closing price of the Company's common shares on the TSX on the last trading day prior to the grant of the option. Options granted under these plans typically have a term of 5 years with a maximum term of 10 years and generally vest over a period of up to three years.

In August 2004, the Board of Directors of IPC Ltd. approved a grant of 276,394 performance-based stock options, to two executives who were also the principal shareholders of IPC Ltd. The vesting of these options is contingent upon the achievement of certain performance milestones. A total of 276,394 performance-based stock options have vested as of November 30, 2020. Under the terms of the original agreement these options were to expire in September 2014. Effective March 27, 2014, the Company’s shareholders approved the two-year extension of the performance-based stock option expiry date to September 2016. Effective April 19, 2016, the Company’s shareholders approved a further two-year extension of the performance-based stock option expiry date to September 2018. Effective May 15, 2018, the Company’s shareholders approved a further two-year extension of the performance-based stock option expiry date to September 2020. As of November 30, 2020, these options have expired.

In the year ended November 30, 2020, Nil (2019 – 1,687,000; 2018 - Nil) stock options were granted to management and other employees and Nil (2019 – 200,000; 2018 - Nil) stock options were granted to members of the Board of Directors.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes Option-Pricing Model, consistent with the provisions of ASC topic 718. Option pricing models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options. The Company calculates expected volatility based on historical volatility of the Company’s own volatility for options that have an expected life of less than ten years. The expected term, which represents the period of time that options granted are expected to be outstanding, is estimated based on the historical average of the term and historical exercises of the options. The risk-free rate assumed in valuing the options is based on the U.S. treasury yield curve in effect at the time of grant for the expected term of the option. The expected dividend yield percentage at the date of grant is Nil as the Company is not expected to pay dividends in the foreseeable future.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2020, 2019 and 2018
(Stated in U.S. dollars)

11.
Options (continued)

The weighted average fair value of employee stock options granted was estimated using the following assumptions in Canadian dollars (“C$”):

	November 30,	November 30,	November 30,
	2020	2019	2018

Volatility	-	93.90% - 111.93%	-
Risk-free interest rate	-	1.62% - 1.90%	-
Expected life (in years)	-	5.78 - 10.00	-
Dividend yield	-	-	-
The weighted average grant date
fair value of options granted	-	$0.22 - $0.28	-

Details of stock option transactions in Canadian dollars (“C$”) are as follows:

			November 30, 2020			November 30, 2019			November 30, 2018
		Weighted			Weighted			Weighted
		average	Weighted		average	Weighted		average	Weighted
		exercise	average		exercise	average		exercise	average
	Number of	price per	grant date	Number of	price per	grant date	Number of	price per	grant date
	options	share	fair value	options	share	fair value	options	share	fair value
		$	$		$	$		$	$
Outstanding,
beginning of year	2,353,829	8.35	4.30	555,651	37.70	19.33	582,811	36.93	19.37

Granted	-	-	-	1,887,000	0.35	0.26	-	-	-
Cancelled	(101,182)	1.53	0.78	-	-	-	-	-	-
Forfeiture	(225,315)	0.35	0.22	(28,432)	1.41	0.80	(25,533)	20.36	14.19
Expired	(329,694)	42.84	19.68	(60,390)	31.54	14.27	(1,627)	291.07	228.92
Balance,
end of year	1,697,638	2.92	1.99	2,353,829	8.35	4.30	555,651	37.70	19.33

Options
exercisable,
end of year	1,231,309	3.90	2.64	1,122,189	17.12	8.75	544,619	38.23	19.59

As of November 30, 2020, the exercise prices, weighted average remaining contractual life of outstanding options and weighted average grant date fair values were as follows in Canadian dollars (“C$”):

	Options outstanding				Options exercisable
		Weighted	Weighted	Weighted		Weighted	Weighted
		average	average	average		average	average
		exercise	remaining	grant		exercise	grant
Exercise	Number	price per	contract	date	Number	price per	date
price	outstanding	share	life (years)	fair value	exercisable	share	fair value
$		$		$		$	$
Under 25	1,600,438	1.08	8.02	0.63	1,134,109	4.90	0.78
26.00 - 50.00	96,900	33.28	1.16	24.35	97,200	33.28	24.35
	1,697,338	2.92			1,231,309	3.90	-

Total unrecognized compensation cost relating to the unvested performance-based stock options at November 30, 2020 is $Nil (2019 - $Nil; 2018 - $Nil).

For the year ended November 30, 2020, 2019 and 2018, no options were exercised.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2020, 2019 and 2018
(Stated in U.S. dollars)

11.
Options (continued)

The following table summarizes the components of stock-based compensation expense.

	November 30,	November 30,	November 30,
	2020	2019	2018
	$	$	$
Research and development	60,446	212,357	883,064
Selling, general and administrative	11,199	52,211	44,622
	71,645	264,568	927,686

The Company has estimated its stock option forfeitures to be approximately 4% for year ended November 30, 2020 (2019 – 4%; 2018 – 4%).

12.
Deferred share units

Effective May 28, 2010, the Company’s shareholders approved a Deferred Share Unit (“DSU”) Plan to grant DSUs to its non-management directors and reserved a maximum of 11,000 common shares for issuance under the plan. The DSU Plan permits certain non-management directors to defer receipt of all or a portion of their board fees until termination of the board service and to receive such fees in the form of common shares at that time. A DSU is a unit equivalent in value to one common share of the Company based on the trading price of the Company's common shares on the TSX.

Upon termination of board service, the director will be able to redeem DSUs based upon the then market price of the Company's common shares on the date of redemption in exchange for any combination of cash or common shares as the Company may determine.

During the year ended November 30, 2020 and 2019, no non-management board members elected to receive director fees in the form of DSUs under the Company’s DSU Plans. As at November 30, 2020, Nil (2019 – Nil; 2018 – 10,279) DSUs were outstanding and 11,000 (2019 – 11,000; 2018 - 721) DSUs were available for grant under the DSU Plan.

The Company recorded the following amounts related to DSUs for each of the three years ended November 30, 2020, 2019 and 2018 in Additional paid-in capital and accrued the following amounts as at November 30, 2020, 2019 and 2018:

	November 30, 2020		November 30, 2019		November 30, 2018
	$	shares	$	shares	$	shares

Additional paid in capital	-	-	-	-	7,565	866
Accrued liability	-	-	-	-	-	-

During the year ended November 30, 2020, Nil (2019 – 10,279; 2018 – Nil) DSU’s were exercised and the Company recorded a charge of $Nil (2019 – $225,612; 2018 – $Nil) from Additional paid-in capital to common shares under Capital stock.

13.
Restricted share units

Effective May 28, 2010, the Company’s shareholders approved a Restricted Share Unit (“RSU”) Plan for officers and employees of the Company and reserved a maximum of 33,000 common shares for issuance under the plan. The RSU Plan will form part of the incentive compensation arrangements available to officers and employees of the Company and its designated affiliates. An RSU is a unit equivalent in value to one common share of the Company. Upon vesting of the RSUs and the corresponding issuance of common shares to the participant, or on the forfeiture and cancellation of the RSUs, the RSUs credited to the participant’s account will be cancelled. No RSUs have been issued under the plan.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2020, 2019 and 2018
(Stated in U.S. dollars)

14.
Warrants

All of the Company’s outstanding warrants are considered to be indexed to the Company’s own stock and are therefore classified as equity under ASC 480. The warrants, in specified situations, provide for certain compensation remedies to a holder if the Company fails to timely deliver the shares underlying the warrants in accordance with the warrant terms.

In the underwritten public offering completed in June 2016, gross proceeds of $5,200,000 were received through the sale of the Company’s units comprised of common shares and warrants. The Company issued at the initial closing of the offering an aggregate of 322,981 common shares and warrants to purchase an additional 161,490 common shares, at a price of $16.10 per unit. The warrants are currently exercisable, have a term of five years and an exercise price of $19.30 per common share. The underwriter also purchased at such closing additional warrants (collectively with the warrants issued at the initial closing, the “June 2016 Warrants”) at a purchase price of $0.01 per warrant to acquire 24,223 common shares pursuant to the overallotment option exercised in part by the underwriter. The fair value of the June 2016 Warrants of $1,175,190 was initially estimated at closing using the Black-Scholes Option Pricing Model, using volatility of 64.1%, risk free interest rate of 0.92%, expected life of 5 years, and dividend yield of Nil. The June 2016 Warrants currently outstanding are detailed below.

In the registered direct offering completed in October 2017, gross proceeds of $4,000,000 were received through the sale of the Company’s common shares and warrants. The Company issued at the closing of the offering an aggregate of 363,636 common shares at a price of $11.00 per share and warrants to purchase an additional 181,818 common shares (the “October 2017 Warrants”). The October 2017 Warrants became exercisable six months following the closing date, will expire 30 months after the date they became exercisable, and have an exercise price of $12.50 per common share. The Company also issued the October 2017 Placement Agents Warrants to purchase 18,181 common shares at an exercise price of $13.75 per share. The holders of October 2017 Warrants and October 2017 Placement Agent Warrants are entitled to a cashless exercise under which the number of shares to be issued will be based on the number of shares for which warrants are exercised times the difference between the market price of the common share and the exercise price divided by the market price. The fair value of the October 2017 Warrants of $742,555 was initially estimated at closing using the Black-Scholes Option Pricing Model, using volatility of 73.67%, risk free interest rate of 1.64%, expected life of 3 years, and dividend yield of Nil.

The fair value of the October 2017 Placement Agents Warrants was estimated at $86,196 using the Black-Scholes Option Pricing Model, using volatility of 73.67%, a risk-free interest rate of 1.64%, an expected life of 3 years, and a dividend yield of Nil.

The October 2017 Warrants and the October 2017 Placement Agent Warrants currently outstanding are detailed below.

In the two registered direct offerings completed in March 2018, gross proceeds of $5,300,000 were received through the sale of the Company’s common shares and warrants. The Company issued at the closing of the offering an aggregate of 883,333 common shares at a price of $6.00 per share and the March 2018 Warrants to purchase an additional 441,666 common shares. The March 2018 Warrants became exercisable six months following the closing date, will expire 30 months after the date they became exercisable and have an exercise price of $6.00 per common share. The Company also issued the March 2018 Placement Agent Warrants to purchase 44,166 common shares at an exercise price of $7.50 per share. The holders of March 2018 Warrants and March 2018 Placement Agent Warrants are entitled to a cashless exercise under which the number of shares to be issued will be based on the number of shares for which warrants are exercised times the difference between the market price of the common share and the exercise price divided by the market price. The fair value of the March 2018 Warrants of $1,115,480 was initially estimated at closing using the Black-Scholes Option Pricing Model, using volatility of 70%, risk free interest rates of 2.44% and 2.46%, expected life of 3 years, and dividend yield of Nil.

The fair value of the March 2018 Placement Agent Warrants was estimated at $141,284 using the Black-Scholes Option Pricing Model, using volatility of 70%, risk free interest rates of 2.44% and 2.46%, an expected life of 3 years, and a dividend yield of Nil. The March 2018 Warrants and the March 2018 Placement Agent Warrants currently outstanding are detailed below.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2020, 2019 and 2018
(Stated in U.S. dollars)

14.
Warrants (continued)

In October 2018, the Company completed an underwritten public offering in the United States, resulting in the sale to the public of 827,970 Units at $0.75 per Unit, which are comprised of one common share and one 2018 Unit Warrant (as defined above) exercisable at $0.75 per share. The Company concurrently sold an additional 1,947,261 common shares and 2018 Option Warrants to purchase 2,608,695 common shares exercisable at $0.75 per share pursuant to the overallotment option exercised in part by the underwriter. The price of the common shares issued in connection with exercise of the overallotment option was $0.74 per share and the price for the warrants issued in connection with the exercise of the overallotment option was $0.01 per warrant, less in each case the underwriting discount. In addition, the Company issued 16,563,335 2018 Pre-Funded Units (as defined above), each 2018 Pre-Funded Unit consisting of one 2018 Pre-Funded Warrant (as defined above) to purchase one common share and one 2018 Warrant (as defined above) to purchase one common share. The 2018 Pre-Funded Units were offered to the public at $0.74 each and a 2018 Pre-Funded Warrant is exercisable at $0.01 per share. Each 2018 Firm Warrant is exercisable immediately and has a term of five years and each 2018 Pre-Funded Warrant is exercisable immediately and until all 2018 Pre-Funded Warrants are exercised. The Company also issued the October 2018 Placement Agent Warrants to the placement agents to purchase 1,160,314 common shares at an exercise price of $0.9375 per share, which were exercisable immediately upon issuance. In aggregate, in October 2018, the Company issued 2,775,231 common shares, 16,563,335 2018 Pre-Funded Warrants and 20,000,000 2018 Firm Warrants in addition to 1,160,314 October 2018 Placement Agent Warrants.

The fair value of the 2018 Firm Warrants of $279,086 was initially estimated at closing using the Black-Scholes Option Pricing Model, using volatility of 92%, risk free interest rate of 3.02%, expected life of 5 years, and dividend yield of Nil. The fair value of the October 2018 Placement Agents Warrants was estimated at $461,697 using the Black-Scholes Option Pricing Model, using volatility of 92%, risk free interest rate of 3.02%, an expected life of 5 years, and a dividend yield of Nil.

The fair value of the 2018 Pre-Funded Warrant of $12,256,868 and the fair value of the 2018 Firm Warrants of $279,086, respectively, were recorded under Additional paid-in capital in the consolidated statements of shareholders’ equity (deficiency).

During the year ended November 30, 2020, 1,616,667 (2019 - 2,793,334) 2018 Pre-Funded Warrants were exercised and 1,592,249 (2019 – 2,793,334) common shares were issued in respect of 2018 Pre-Funded Warrants, for cash proceeds of $Nil (2019 - $27,953), and the Company recorded a charge of $583,180 (2019 – $979,705) from Additional paid-in-capital to common shares under Capital stock. During the year ended November 30, 2019, 1,030,000 common shares were issued in respect of 2018 Pre-Funded Warrants which were exercised as of November 30, 2018 but for which common shares were not yet issued as of November 30, 2018.

As at November 30, 2020, Nil (2019 – 1,616,667) 2018 Pre-Funded Warrants are outstanding which are exercisable immediately at $0.01 per share. In addition, the following table provides information on the 21,923,624 warrants, including 2018 Firm Warrants, outstanding and exercisable as of November 30, 2020:

	Exercise	Number		Shares issuable
	price ($)	outstanding	Expiry	upon exercise
Warrant
June 2016 Warrants	19.30	277,478	June 02, 2021	138,739
March 2018 Warrants	6.00	291,666	March 16, 2021	291,666
March 2018 Warrants	6.00	150,000	March 21, 2021	150,000
March 2018 Placement Agent Warrants	7.50	29,166	March 16, 2021	29,166
March 2018 Placement Agent Warrants	7.50	15,000	March 21, 2021	15,000
2018 Firm Warrants	0.75	20,000,000	October 16, 2023	20,000,000
October 2018 Placement Agent Warrants	0.9375	1,160,314	October 16, 2023	1,160,314
		21,923,624		21,784,885

During the years ended November 30, 2020 and 2019, other than 2018 Pre-Funded Warrants as noted above, there were no cash exercises in respect of warrants and no cashless exercise of warrants, resulting in the issuance of Nil common shares, respectively.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2020, 2019 and 2018
(Stated in U.S. dollars)

14.
Warrants (continued)

Details of warrant transactions for the years ended November 30, 2020 and 2019 are as follows:

	Outstanding, December 1, 2019	Issued	Expired	Exercised	Outstanding, November 30, 2020
June 2016 Warrants	277,478	-	-	-	277,478
October 2017 Warrants	181,818	-	(181,818)	-	-
October 2017 Placement
Agent Warrants	18,181	-	(18,181)	-	-
March 2018 Warrants	441,666	-	-	-	441,666
March 2018 Placement
Agent Warrants	44,166	-	-	-	44,166
2018 Firm Warrants	20,000,000	-	-	-	20,000,000
2018 Pre-Funded Warrants	1,616,667	-	-	(1,616,667)	-
October 2018 Placement
Agent Warrants	1,160,314	-	-	-	1,160,314
	23,740,290	-	(199,999)	(1,616,667)	21,923,624

	Outstanding, December 1, 2018	Issued	Expired	Exercised	Outstanding, November 30, 2019
June 2016 Warrants	277,478	-	-	-	277,478
October 2017 Warrants	181,818	-	-	-	181,818
October 2017 Placement
Agent Warrants	18,181	-	-	-	18,181
March 2018 Warrants	441,666	-	-	-	441,666
March 2018 Placement
Agent Warrants	44,166	-	-	-	44,166
2018 Firm Warrants	20,000,000	-	-	-	20,000,000
2018 Pre-Funded Warrants	4,410,001	-	-	(2,793,334)	1,616,667
October 2018 Placement
Agent Warrants	1,160,314	-	-	-	1,160,314
	26,533,624	-	-	(2,793,334)	23,740,290

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2020, 2019 and 2018
(Stated in U.S. dollars)

15.
Income taxes

The Company files Canadian income tax returns for its Canadian operations. Separate income tax returns are filed as locally required.

The total provision for income taxes differs from the amount which would be computed by applying the Canadian income tax rate to loss before income taxes. The reasons for these differences are as follows:

	November 30,	November 30,	November 30,
	2020	2019	2018
	%	%	%
Statutory income tax rate	26.5	26.5	26.5
	$	$$	$

Statutory income tax recovery	(889,905)	(2,143,853)	(3,643,080)
Increase (decrease) in income taxes
Non-deductible expenses/
non-taxable income	47,287	79,210	263,650
Change in valuation allowance	843,877	2,425,721	4,861,770
Investment tax credit	-	(364,955)	(466,052)
Financing costs booked to equity	-	-	(1,049,430)
Difference in foreign tax rates	-	(1,487)	290
True up of tax returns	-	-	11,029
Tax loss expired and other	(9,069)	-	21,823
Global intangible low-taxed income (GILTI)	40,643	-	-
Income tax expense (recovery)	32,833	(5,364)	-

The Company's income tax expense (recovery) is allocated as follows:

Current tax expense	32,833	5,678	-
Deferred tax recovery	-	(11,042)	-

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2020, 2019 and 2018
(Stated in U.S. dollars)

15.
Income taxes (continued)

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities and certain carry-forward balances. Significant temporary differences and carry-forwards are as follows:

	November 30,	November 30,
	2020	2019
	$	$
Deferred tax assets
Non-capital loss carry-forwards	14,690,358	13,031,063
Book and tax basis differences
on assets and liabilities	1,274,734	1,151,545
Other	1,263,175	1,514,224
Investment tax credit	3,405,090	3,759,118
Undeducted research and
development expenditures	4,990,176	5,366,539
Capital loss carryforwards	318,915	322,983
Share issuance cost	492,243	813,208
	26,434,691	25,958,680
Deferred tax liabilities
Unrealized foreign exchange gain	(271,913)	(279,062)
Convertible debentures	(4,132)	(14,627)
	(276,045)	(293,689)

Valuation allowances for
deferred tax assets	(26,158,646)	(25,664,991)
Net deferred tax assets	-	-

Deffered tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

Movement in net deferred tax assets (liabilities):
	2020	2019
	$	$

Balance at the beginning of the year	-	-
Recognized in profit/loss	-	(11,042)
Recognized in shareholders' equity	-	11,042
Balance at the end of the year	-	-

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2020, 2019 and 2018
(Stated in U.S. dollars)

15.
Income taxes (continued)

At November 30, 2020, the Company had cumulative operating losses available to reduce future years’ income for income tax purposes:

Canadian income tax losses expiring
in the year ended November 30,	Federal
$
2028	182,222
2029	555,539
2030	3,373,079
2031	5,532,739
2032	5,750,053
2033	4,562,538
2034	149,927
2035	2,634,823
2036	3,404,504
2037	4,328,444
2038	11,534,818
2039	8,614,862
2040	4,811,764
55,435,312

The Company has had no taxable income under the Federal and Provincial tax laws of Canada for the year ended November 30, 2020. The Company has non-capital loss carry-forwards at November 30, 2020, totaling $55,435,312 in Canada that must be offset against future taxable income. If not utilized, the loss carry-forwards will expire between 2028 and 2040.

At November 30, 2020, the Company had a cumulative carry-forward pool of Canadian Federal Scientific Research & Experimental Development expenditures in the amount of $18,830,851 (2019 - $20,251,089) which can be carried forward indefinitely.

At November 30, 2020, the Company had approximately $3,508,087 (2019 - $3,887,669) of unclaimed Investment Tax Credits which expire from 2025 to 2039. These credits are subject to a full valuation allowance as they are not more likely than not to be realized.

The net deferred tax assets have been fully offset by a valuation allowance because it is not more likely than not the Company will realize the benefit of these deferred tax assets. The Company does not have any recognized tax benefits as of November 30, 2020 or November 30, 2019.

The Company files unconsolidated federal income tax returns domestically and in foreign jurisdictions. The Company has open tax years from 2009 to 2019 with tax jurisdictions including Canada and the U.S. These open years contain certain matters that could be subject to differing interpretations of applicable tax laws and regulations, as they relate to amount, timing, or inclusion of revenues and expenses.

The Company had no accrued interest and penalties as of November 30, 2020, 2019 and 2018.

16.
Contingencies

From time to time, the Company may be exposed to claims and legal actions in the normal course of business. As at November 30, 2020, and continuing as at February 28, 2021, the Company is not aware of any pending or threatened material litigation claims against the Company, other than as described below.

In November 2016, the Company filed an NDA for its abuse-deterrent oxycodone hydrochloride extended release tablets (formerly referred to as RexistaTM) (“Oxycodone ER”) product candidate, relying on the 505(b)(2) regulatory pathway, which allowed the Company to reference data from Purdue Pharma L.P's (“Purdue”) file for its OxyContin® extended release oxycodone hydrochloride. The Oxycodone ER application was accepted by the FDA for further review in February 2017. The Company certified to the

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2020, 2019 and 2018
(Stated in U.S. dollars)

16.
Contingencies (continued)

FDA that it believed that its Oxycodone ER product candidate would not infringe any of the OxyContin® patents listed in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the “Orange Book”, or that such patents are invalid, and so notified Purdue and the other owners of the subject patents listed in the Orange Book of such certification.

On April 7, 2017, the Company received notice that Purdue Pharma L.P., Purdue Pharmaceuticals L.P., The P.F. Laboratories, Inc., or collectively the Purdue parties, Rhodes Technologies, and Grünenthal GmbH, or collectively the Purdue litigation plaintiffs, had commenced patent infringement proceedings against the Company in the U.S. District Court for the District of Delaware (docket number 17-392) in respect of its NDA filing for Oxycodone ER, alleging that its proposed Oxycodone ER infringes 6 out of the 16 patents associated with the branded product OxyContin®, or the OxyContin® patents, listed in the Orange Book. The complaint seeks injunctive relief as well as attorneys' fees and costs and such other and further relief as the Court may deem just and proper. An answer and counterclaim have been filed.

Subsequent to the above-noted filing of lawsuit, 4 further such patents were listed and published in the Orange Book. The Company then similarly certified to the FDA concerning such further patents. On March 16, 2018, the Company received notice that the Purdue litigation plaintiffs had commenced further such patent infringement proceedings against the Company adding the 4 further patents. This lawsuit is also in the District of Delaware federal court under docket number 18-404.

As a result of the commencement of the first of these legal proceedings, the FDA was stayed for 30 months from granting final approval to the Company’s Oxycodone ER product candidate. That time period commenced on February 24, 2017, when the Purdue litigation plaintiffs received notice of the Company’s certification concerning the patents, and was initially set to expire on August 24, 2019, unless the stay was earlier terminated by a final declaration of the courts that the patents are invalid, or are not infringed, or the matter is otherwise settled among the parties.

On or about June 26, 2018, the court issued an order to sever 6 “overlapping” patents from the second Purdue case, but ordered litigation to proceed on the 4 new (2017-issued) patents. An answer and counterclaim were filed on July 9, 2018. The existence and publication of additional patents in the Orange Book, and litigation arising therefrom, is an ordinary and to be expected occurrence in the course of such litigation.

On July 6, 2018, the court issued a claims construction on the first case.

On July 24, 2018, the parties to the case mutually agreed to dismiss the infringement claims related to the Grünenthal ‘060 patent. The Grünenthal ‘060 patent is one of the six patents included in the original litigation case, however, the dismissal does not by itself result in a termination of the 30-month litigation stay. Infringement claims related to this patent have been dismissed without prejudice.

On October 4, 2018, the parties to the 17-392 docket case mutually agreed to postpone the scheduled court date pending a case status conference scheduled for December 17, 2018. At that time, further trial scheduling and other administrative matters were postponed pending the Company’s resubmission of the Oxycodone ER NDA. That filing was timely filed at the end of February 2019. The trial in the 17-392 case was scheduled for November 12, 2019. On January 17, 2019, the court issued a scheduling order in 18-404 that schedules the remaining major portions. The trial in the 18-404 case was scheduled for June 2020, which was also subject to extension via the bankruptcy.

The U.S. Federal Circuit Court of Appeal affirmed on April 4, 2019 the invalidity of one Purdue OxyContin® patent. The patent is: 9,060,976. The patent was nominally in the 17-392 and 18-404 cases. The invalidity ruling reduces yet another patent from the overall picture. However, it does not, by itself, eliminate the 30-month litigation stay in either docketed case.

On October 4, 2019, following the filing of a bankruptcy stay by Purdue Pharma, the ongoing litigation cases numbers 1:17-cv-00392-RGA and 1:18-cv-00404-RGA-SRF between Purdue Pharma L.P. et al and Intellipharmaceutics International have been stayed and the existing dates in both cases vacated by an order issued by the courts in the District of Delaware. No new dates were given for reinstatement; however, the parties were required to provide a further status report no later than March 13, 2020. During a status

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2020, 2019 and 2018
(Stated in U.S. dollars)

16.
Contingencies (continued)

update March 13, 2020, the stay was ordered to be continued. The parties were required to submit a joint status report no less than two business days before June 3, 2020. On April 24, 2019, an order was issued, setting the trial date for case number 17-392 in the District of Delaware, and also extending the 30-month stay date for regulatory approval to March 2, 2020. With the litigation stay order, the previous 30-month stay date of March 2, 2020 was unchanged, and has now expired.

On April 15, 2020, Purdue filed a new patent infringement suit against the Company. The suit was filed in the United States District Court for the District of Delaware, under docket number: 1:20-cv-00515. The new patent suit relates to additional Paragraph IV certifications lodged against Purdue’s patent numbers: 10,407,434 and 10,369,109.

On or about July 2, 2020 the parties in the cases, numbers 17-cv-392-RGA, 18-cv-404-RGA and 20-cv-515-RGA (the “Litigations”) between Purdue Pharma L.P. et al (“Purdue’) and Intellipharmaceutics entered into a stipulated dismissal of the Litigations. The stipulated dismissal, which was subject to approval by the bankruptcy court presiding over Purdue Pharma’s pending chapter 11 cases, provides for the termination of the patent infringement proceedings. The stipulated dismissal also provides that (i) for a thirty (30) day period following a final approval of the Company’s Aximris XRTM NDA the parties will attempt to resolve any potential asserted patent infringement claims relating to the NDA and (ii) if the parties fail to resolve all such claims during such period Purdue Pharma will have fifteen (15) days to pursue an infringement action against the Company. The terms of the stipulated dismissal agreement are confidential.

On July 28, 2020 the United States District Court for the District of Delaware signed the stipulations of dismissal into order thereby dismissing the claims in the three cases without prejudice. In consideration of the confidential stipulated dismissal agreement and for future saved litigation expenses, Purdue agreed to pay an amount to the Company.

In July 2017, three complaints were filed in the U.S. District Court for the Southern District of New York that were later consolidated under the caption Shanawaz v. Intellipharmaceutics Int’l Inc., et al., No. 1:17-cv-05761 (S.D.N.Y.).  The lead plaintiffs filed a consolidated amended complaint on January 29, 2018.  In the amended complaint, the lead plaintiffs assert claims on behalf of a putative class consisting of purchasers of the Company’s securities between May 21, 2015 and July 26, 2017. The amended complaint alleges that the defendants violated Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder by making allegedly false and misleading statements or failing to disclose certain information regarding the Company’s NDA for Oxycodone ER abuse-deterrent oxycodone hydrochloride extended release tablets.  The complaint seeks, among other remedies, unspecified damages, attorneys’ fees and other costs, equitable and/or injunctive relief, and such other relief as the court may find just and proper.

On March 30, 2018, the Company and the other defendants filed a motion to dismiss the amended complaint for failure to state a valid claim.  The defendants’ motion to dismiss was granted in part, and denied in part, in an Order dated December 17, 2018. In its Order, the court dismissed certain of the plaintiffs’ securities claims to the extent that the claims were based upon statements describing the Oxycodone ER product’s abuse-deterrent features and its bioequivalence to OxyContin. However, the court allowed the claims to proceed to the extent plaintiffs challenged certain public statements describing the contents of the Company’s Oxycodone ER NDA.  Defendants filed an answer to the amended complaint on January 7, 2019. On February 5, 2019, the court held an initial pretrial conference and entered a scheduling order governing discovery and class certification. In an order entered at the parties request on May 9, 2019, the Court stayed proceedings in the action to permit the parties time to conduct a mediation.  As a result of subsequent extensions, the stay was extended through October 10, 2019.  The parties participated in a mediation on August 1, 2019, during which the parties tentatively agreed to the terms of a settlement of the action subject to the satisfaction of certain financial conditions by the Company.  On October 10, 2019, the Company provided notice that it was not able to satisfy those conditions.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2020, 2019 and 2018
(Stated in U.S. dollars)

16.
Contingencies (continued)

On November 7, 2019, the Company announced that the parties reached a settlement that is subject to the approval of the court following notice to class members. The stipulation of settlement provides for a settlement payment of US$1.6 million by the Company, which has been paid from available insurance coverage.

As part of the settlement, the Company also agreed to contribute to the settlement fund specific anticipated Canadian tax refunds of up to US$400,000 to the extent received within 18 months after the entry of final judgment. The stipulation of settlement acknowledges that the Company and the other defendants continue to deny that they committed any violation of the U.S. securities laws or engaged in any other wrongdoing and that they are entering into the settlement at this time based on the burden, expense, and inherent uncertainty of continuing the litigation.

Although the Company believes that the settlement represents a fair and reasonable compromise of the matters in dispute in the litigation, there can be no assurance that the court will approve the stipulation of settlement as proposed, or at all. If the stipulation of settlement is not approved or otherwise fails to become effective, then the parties will be returned to their respective positions in the litigation as of August 9, 2019. Given the lack of activity for the past several months, plaintiffs’ counsel filed on March 11, 2020, a letter on behalf of all parties jointly requesting a conference with the Court about the preliminary approval motion for the settlement. In an order entered on July 30, 2020, the Court preliminarily approved the proposed settlement and scheduled a hearing to consider final approval of the settlement for December 4, 2020. On December 7, 2020 the court approved the settlement and entered an order and final judgement to that effect, thereby concluding the case.

On February 21, 2019, the Company and its CEO, Dr. Isa Odidi (“Defendants”), were served with a Statement of Claim filed in the Superior Court of Justice of Ontario (“Court”) for a proposed class action under the Ontario Class Proceedings Act (“Action”). The Action was brought by Victor Romita, the proposed representative plaintiff (“Plaintiff”), on behalf of a class of Canadian persons (“Class”) who traded shares of the Company during the period from February 29, 2016 to July 26, 2017 (“Period”). The Statement of Claim, under the caption Victor Romita v. Intellipharmaceutics International Inc. and Isa Odidi, asserts that the Defendants knowingly or negligently made certain public statements during the Period that contained or omitted material facts concerning Oxycodone ER abuse-deterrent oxycodone hydrochloride extended release tablets. The Plaintiff alleges that he and the Class suffered loss and damages as a result of their trading in the Company’s shares during the Period. The Plaintiff seeks, among other remedies, unspecified damages, legal fees and court and other costs as the Court may permit.

On February 26, 2019, the Plaintiff delivered a Notice of Motion seeking the required approval from the Court, in accordance with procedure under the Ontario Securities Act, to allow the statutory claims under the Ontario Securities Act to proceed with respect to the claims based upon the acquisition or disposition of the Company’s shares on the TSX during the Period (“Motion”). On June 28, 2019, the Court endorsed a timetable for the exchange of material leading to the hearing of the Motion scheduled for January 27-28, 2020. No date has been set for the hearing of the certification application. On October 28, 2019, plaintiff’s counsel advised the court that the Plaintiff intended to amend his claim and could not proceed with the Leave Motion scheduled for January 27-28, 2020. As such the Court released those dates.

On January 28, 2020, the plaintiff served a Notice of Motion for leave to amend the Statement of Claim. On April 2, 2020, the plaintiff delivered an Amended Motion Record and Amended Notice of Motion seeking an order for leave to issue a fresh as Amended Statement of Claim including the addition of Christopher Pearce as a Plaintiff (“Amendment Motion”). On May 1, 2020, the court granted the plaintiff’s Amendment Motion. The Company and Dr. Odidi intend to vigorously defend the action and have filed a Notice of Intent to Defend. A tentative settlement has been reached in this proceeding. A hearing for settlement approval has now been scheduled for June 25, 2021.

On October 7, 2019, a complaint was filed in the U.S. District Court for the Southern District of New York by Alpha Capital Anstalt (“Alpha”) against the Company, two of its existing officers and directors and its former Chief Financial Officer.   In the complaint, Alpha alleges that the Company and the executive officers/directors named in the complaint violated Sections 11, 12(a)(2) and 15 of the Securities Act of 1933, as amended, by allegedly making false and misleading statements in the Company’s Registration Statement on Form F-1 filed with the U.S. Securities and Exchange Commission on September 20, 2018,

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2020, 2019 and 2018
(Stated in U.S. dollars)

16.
Contingencies (continued)

as amended (the “Registration Statement”) by failing to disclose certain information regarding the resignation of the Company’s then Chief Financial Officer, which was announced several weeks after the Registration Statement was declared effective.  In the complaint Alpha seeks unspecified damages, rescission of its purchase of the Company’s securities in the relevant offering, attorneys’ fees and other costs and further relief as the court may find just and proper. On December 12, 2019, the Company and the other defendants in the action filed a motion to dismiss for failure to state a claim. The Plaintiff filed an opposition to that motion on February 4, 2020 and a reply brief in further support of the motion to dismiss the action was filed March 6, 2020. In addition, the Court scheduled a mandatory settlement conference with the Magistrate Judge for April 23, 2020 which the Company and counsel attended. On June 18, 2020, the court largely denied the Company’s motion to dismiss the action. Fact discovery is substantially complete. Motions for summary judgment have been filed. The Company intends to continue to vigorously defend the claims asserted in the complaint. However, there can be no assurance that the case can be resolved in the Company's favor.

On May 28, 2020, the Company became aware that a statement of claim was filed in the Ontario Superior Court of Justice (CV-20-00641581-0000) against the Company and its directors by Greg Powell, a former employee and former CFO of the Company. The claims sought damages for unpaid wages, wrongful dismissal, manner of dismissal plus other compensation claims and special damages. On August 6, 2020, the parties have consented to an order dismissing this case. The claim was dismissed by a court order dated October 15, 2020.

On August 5, 2020 a former employee filed a claim against the Company for wrongful dismissal of employment plus loss of benefits, unpaid vacation pay, interest and costs. The parties have agreed to settlement terms in the matter.

On or about April 28, 2020, the Company received demand letters from their landlord for amounts owing. The amounts in question were fully accrued for and included in accounts payable and accrued liabilities in the consolidated balance sheets. On June 21, 2020, the Company entered into a lease surrender agreement pursuant to which it paid the rent arears and vacated the property at 22 Worcester Road on June 30, 2020. The Company also entered into an agreement extending its lease for the premises (30 Worcester Road) that it currently operates from, for one year, commencing December 1, 2020, with an option to continue on a month-to-month basis after November 30, 2021.

17.
Financial instruments

(a)
 Fair values

The Company follows ASC topic 820, “Fair Value Measurements” which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of ASC topic 820 apply to other accounting pronouncements that require or permit fair value measurements. ASC topic 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date; and establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

Inputs refer broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. To increase consistency and comparability in fair value measurements and related disclosures, the fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.

The three levels of the hierarchy are defined as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly for substantially the full term of the financial instrument.

Level 3 inputs are unobservable inputs for asset or liabilities.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2020, 2019 and 2018
(Stated in U.S. dollars)

17.
Financial instruments (continued)

(a)
 Fair values (continued)

The categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

(i)
The Company calculates fair value of the options and warrants using its own historical volatility (Level 1).

(ii)
The Company calculates the interest rate for the conversion option based on the Company’s estimated cost of raising capital (Level 2).

An increase/decrease in the volatility and/or a decrease/increase in the discount rate would have resulted in an increase/decrease in the fair value of the conversion option and warrants.

Fair value of financial assets and financial liabilities that are not measured at fair value on a recurring basis are as follows:

	November 30, 2020		November 30, 2019
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
	$	$	$	$
Financial Liabilities
Convertible debentures(i)	1,791,791	1,784,646	1,744,813	1,778,988
Promissory notes payable(i)	163,758	163,758	159,863	159,863

  (i) The Company calculates the interest rate for the Debentures and promissory notes payable based on the Company’s estimated cost of raising capital and uses the discounted cash flow model to calculate the fair value of the Debentures and the promissory notes payable.

The carrying values of cash, accounts receivable, accounts payable, accrued liabilities and employee cost payable approximates their fair values because of the short-term nature of these instruments.

(b)
 Interest rate and credit risk

Interest rate risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates, relative to interest rates on cash and the convertible debenture due to the short-term nature of these obligations. Trade accounts receivable potentially subjects the Company to credit risk. The Company provides an allowance for doubtful accounts equal to the estimated losses expected to be incurred in the collection of accounts receivable.

The following table sets forth details of the aged accounts receivable that are not overdue as well as an analysis of overdue amounts and the related allowance for doubtful accounts:

	November 30,	November 30,
	2020	2019
	$	$

Accounts receivable	66,384	177,202
Other receivable	500,000	-
Less allowance for doubtful accounts	-	-
Total trade and other receivables, net	566,384	177,202

Not past due	566,384	177,202
Past due for more than 31 days
but no more than 120 days	-	-
Past due for more than 120 days	-	-
Total trade and other receivables, gross	566,384	177,202

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2020, 2019 and 2018
(Stated in U.S. dollars)

17.
Financial instruments (continued)

(b)
 Interest rate and credit risk (continued)

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of uncollateralized accounts receivable. The Company’s maximum exposure to credit risk is equal to the potential amount of financial assets. For the year ended November 30, 2020, one customer accounted for all the revenue and accounts receivable of the Company. For the year ended November 30, 2019, two customers accounted for substantially all the revenue and one customer accounted for all the accounts receivable of the Company.

On July 2, 2020, the Company reached a stipulated dismissal agreement with regards to all three cases in the litigation between Purdue and the Company. In consideration of the confidential dismissal agreement and for future saved litigation expenses, Purdue paid $2,000,000 to the Company and paid an additional $500,000 in December 2020. During the year ended November 30, 2020, the Company received the initial payment of $2,000,000 and the remaining $500,000 was recognized as other receivable within trade and other receivables in the Company’s consolidated balance sheets. The Company recognized $2,500,000 as gain on settlement in the consolidated statements of operations and comprehensive loss for the year ended November 30, 2020.

The Company is also exposed to credit risk at period end from the carrying value of its cash. The Company manages this risk by maintaining bank accounts with a Canadian Chartered Bank. The Company’s cash is not subject to any external restrictions.

(c)
Foreign exchange risk

The Company has balances in Canadian dollars that give rise to exposure to foreign exchange risk relating to the impact of translating certain non-U.S. dollar balance sheet accounts as these statements are presented in U.S. dollars. A strengthening U.S. dollar will lead to a foreign exchange loss while a weakening U.S. dollar will lead to a foreign exchange gain. For each Canadian dollar balance of $1.0 million, a +/- 10% movement in the Canadian currency held by the Company versus the U.S. dollar would affect the Company’s loss and other comprehensive loss by $0.1 million.

(d)
Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty raising liquid funds to meet its commitments as they fall due. In meeting its liquidity requirements, the Company closely monitors its forecasted cash requirements with expected cash drawdown.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at November 30, 2020:

	Less than	3 to 6	6 to 9	9 months	Greater than
	3 months	months	months	to 1 year	1 year	Total
	$	$	$	$	$	$
Accounts payable	4,103,966	-	-	-	-	4,103,966
Accrued liabilities	1,780,272	-	-	-	-	1,780,272
Employee costs payable	1,665,236	-	-	-	-	1,665,236
Operating lease liability (Note 9)	40,976	40,976	40,976	40,976	-	163,904
Convertible debentures (Note 7)	1,300,000	500,000	-	-	-	1,800,000
Promissory notes payable (Note 7)	163,758	-	-	-	-	163,758
Total contractual obligations	9,054,208	540,976	40,976	40,976	-	9,677,136

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2020, 2019 and 2018
(Stated in U.S. dollars)

18.
Segmented information

The Company's operations comprise a single reportable segment engaged in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. As the operations comprise a single reportable segment, amounts disclosed in the financial statements for revenue, loss for the period, depreciation and total assets also represent segmented amounts. In addition, all of the Company's long-lived assets are in Canada. The Company’s license and commercialization agreement with Par accounts for substantially all of the revenue of the Company.

	November 30,	November 30,	November 30,
	2020	2019	2018
	$	$	$

Revenue
United States	1,401,517	3,480,516	1,712,731
	1,401,517	3,480,516	1,712,731

Total assets
Canada	3,387,055	3,796,713	11,474,227

Total property and equipment
Canada	1,770,137	2,273,406	2,755,993